Report to Shareholders for the Third Quarter, 2009
www.cibc.com                    August 26, 2009
Report of the President and Chief Executive Officer
Summary of Third Quarter Results
CIBC announced net income of $434 million for the third quarter ended July 31, 2009, compared with net income of $71 million for the same period last year. Diluted earnings per share were $1.02, compared with $0.11 a year ago. Cash diluted earnings per share were $1.041, compared with $0.131 a year ago.
     CIBC’s Tier 1 and total capital ratios at July 31, 2009 remain strong, at 12.0% and 16.5%, respectively.
     CIBC’s third quarter performance was solid, driven by good performances in our core retail and wholesale banking businesses, continued expense discipline and a gain from run-off activities following several quarters of losses. In addition, while growing our businesses, we further enhanced our strong capital position which continues to be a clear strategic advantage for CIBC.
     Results for the third quarter of 2009 were affected by the following items of note aggregating to a negative impact of $0.32 per share:
•	$155 million ($106 million after-tax, or $0.27 per share) of mark-to-market (MTM) losses on credit derivatives in CIBC’s corporate loan hedging program as a result of the narrowing of credit spreads during the quarter;
•	$95 million ($65 million after-tax, or $0.17 per share) gain on structured credit run-off activities;
•	$83 million ($56 million after-tax, or $0.15 per share) of loan losses within the leveraged loan and other run-off portfolios;
•	$42 million ($29 million after-tax, or $0.07 per share) provision for credit losses in the general allowance; and
•	Other items of note as described on page 7 of CIBC’s Third Quarter 2009 Management Discussion and Analysis aggregating to a positive impact on earnings of $2 million ($3 million after-tax and no impact on earnings per share).
Net income of $434 million for the third quarter of 2009 compared to a net loss of $51 million for the prior quarter. Diluted earnings per share and cash diluted earnings per share of $1.02 and $1.041, respectively, for the third quarter of 2009 compared to a diluted loss per share and a cash diluted loss per share of $0.24 and $0.211, respectively, for the prior quarter. The prior quarter included items of note that aggregated to a negative impact on results of $1.65 per share.
Update on business priorities
Capital strength
     CIBC continues to emphasize capital strength as a key area of focus.
     CIBC’s Tier 1 capital ratio of 12.0%, which is among the highest of major commercial banks in North America, is well above our target of 8.5% and the regulatory minimum of 7.0%. Our capital strength provides CIBC with capacity to meet the ongoing investment needs of our core businesses, while also positioning the bank for future growth opportunities.
Business strength
CIBC Retail Markets reported net income of $416 million.
     Our Retail Markets business continues to effectively balance growth with expense and risk discipline.
     Revenue of $2.3 billion was down $32 million from the third quarter of 2008, which included a $28 million gain on the sale of shares in Visa Inc. Volume growth was offset by lower spreads and the impact of weaker equity markets.
     Expenses of $1,324 million were down $53 million from the third quarter of 2008. Lower performance-related compensation and effective cost management were partially offset by the negative impact of a weaker Canadian dollar on the translated U.S. dollar expenses of FirstCaribbean.
     Loan losses of $423 million were up $199 million from the third quarter of 2008, and included $63 million of higher allowances. Loan losses were higher in cards and personal lending due to higher delinquencies and bankruptcies related to the deteriorating economic environment.

     During the third quarter of 2009, CIBC Retail Markets continued to deliver on its strategy of providing clients with greater access, choice and advice by further strengthening its branch network and enhancing its competitive product capabilities:
•	We opened or expanded 11 additional branches in high growth locations, bringing the year-to-date total to 28 of the 40 planned branch openings in 2009;

•	We launched the new Renaissance High Interest Savings Account to positive market response both through the Wood Gundy brokerage network and also third party channels;

•	We relaunched our highly successful chequing account and credit card promotional campaign to acquire new clients to the bank; and

•	We were voted the “Best Consumer Internet Bank” in Canada and the “Best Online Consumer Credit Site” in North America for the second year in a row by Global Finance magazine.
Wholesale Banking reported net income of $86 million for the third quarter.
     Revenue of $531 million was up $772 million from the prior quarter, primarily due to gains on structured credit run-off activities compared with losses on these activities in the prior quarter. In addition, revenue was higher for Wholesale Banking’s core capital markets and investment and corporate banking businesses, reflecting the combination of progress on the goals we set for our wholesale banking business last year and improving financial market conditions.
     Expenses of $258 million were up $11 million from the prior quarter, primarily due to higher employee compensation and benefits and higher professional expenses, partially offset by lower performance-related compensation.
     Loan losses of $129 million were up $111 million from the prior quarter primarily due to higher losses in the leveraged loan and other run-off portfolios and the U.S. real estate finance businesses.
     During the quarter, Wholesale Banking participated in several notable achievements:
•	We were named Investment Bank of the Year – North America by ACQ, a U.K.-based acquisition finance magazine, for our continued leadership in mergers and acquisitions;

•	We launched a set of tradable indices that give investors greater access to futures contracts involving interest rates, currencies and commodities. CIBC will be offering a range of products linked to the indices including over-the-counter derivatives, swaps, principal at risk notes and principal protected notes;

•	We solidified our position as the leading equity trader on the Canadian exchanges for volume and value for the quarter, building on the leadership position we established during the second quarter. On a fiscal year-to-date basis we ranked #1 with 15.5% market share by value;

•	We acted as lead manager on an $8.0 billion new issue of Canada Housing Trust No. 1 and acted as lead manager and joint bookrunner in a $946 million IPO of Genworth MI Canada Inc.; and

•	We acted as a senior co-manager in Teck Resources Limited’s US$4.2 billion multi-tranche issuance of senior secured notes and acted as joint lead and joint bookrunner for a $1.0 billion offering of medium term notes for Manulife Financial Corporation.
     We also made progress during the third quarter in reducing exposures within our structured credit run-off business:
•	We commuted our U.S. residential mortgage market (USRMM) exposure with a financial guarantor and our non-USRMM contracts with this counterparty were transferred to a newly created and capitalized entity. This commutation and restructuring activity resulted in a gain of $163 million (US$152 million);

•	We terminated $2.8 billion (US$2.6 billion) of written credit derivatives in our correlation portfolio for a gain of $8 million (US$8 million);

•	We terminated $494 million (US$452 million) of written credit derivatives with exposures to commercial mortgage-backed securities for a gain of $49 million (US$45 million); and

•	Normal amortization of $215 million (US$200 million) reduced the notional amount of credit derivatives purchased from financial guarantors.
As at July 31, 2009, the fair value, net of valuation adjustments, of purchased protection from financial guarantor counterparties was $1.8 billion (US$1.7 billion). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
Productivity
In addition to continuing to invest and position our businesses for long-term performance, CIBC continues to make progress in the area of expense discipline.
     Non-interest expenses for the third quarter were $1,699 million, down from $1,725 million a year ago and below our quarterly run-rate target of $1,776 million.
     We continue to manage our run rate expenses by adjusting our infrastructure support activities to business changes and evolving market conditions. We expect the

2	CIBC Third Quarter 2009

largest contributor to further productivity improvements to come from better revenue performance as market conditions and the general economy stabilize and improve.
Making a difference in our communities
As a leader in community investment, CIBC is committed to supporting causes that matter to its clients, its employees and its communities. CIBC continues to make a difference in communities through corporate donations, sponsorships and the volunteer spirit of employees.
     Our achievements this quarter included:
•	Awarding thirty scholarships to students from across Canada under the CIBC Youthvision Scholarship™ program, marking the 10th anniversary of the program and bringing our total commitment to over $10 million since the program’s inception in 1999;

•	Supporting the launch of a new national public awareness campaign by the Canadian Centre for Child Protection, the goal of which is to remind parents of the major role they play in ensuring that their children grow up smart, strong and safe;

•	CIBC clients and employees throughout British Columbia and the Yukon Territories raised more than $405,000 during the 2009 BC Children’s Hospital fundraising campaign. This brings the total amount raised since 1995 to $4.2 million, building on $1.3 million in corporate donations from CIBC; and

•	The Tour CIBC Charles Bruneau, a four-day bicycle ride across Quebec to help children with cancer, raised $1,025,000 in support of the Fondation Centre de cancérologie Charles-Bruneau, widely surpassing the $850,000 fundraising goal. Of this, CIBC employees and clients contributed $250,000 to help fund cancer research and treatment for children.
     In addition to these community endeavours, CIBC was selected by Corporate Knights as a member of their Best 50 Corporate Citizens list for 2009, which ranks Canadian companies on corporate sustainability initiatives and responsible business practices. CIBC was also awarded the 2009 Philanthropy Award for Outstanding Corporation by the Greater Toronto Chapter of the Association of Fundraising Professionals, which recognizes contributions of time, leadership and financial support.
Gerald T. McCaughey
President and Chief Executive Officer

[1]	For additional information, see the “Non-GAAP measures” section.

CIBC Third Quarter 2009	3

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2008 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of August 26, 2009. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 167 to 169 of our 2008 Annual Accountability Report.
Contents

5	External reporting changes
6	Third quarter financial highlights
7	Overview
8	Significant events
9	Outlook
10	Run-off businesses and other selected activities
10	Run-off businesses
18	Other selected activities
20	Financial performance review
20	Net interest income
20	Non-interest income
20	Provision for credit losses
21	Non-interest expenses
21	Income taxes
21	Foreign exchange
22	Review of quarterly financial information
23	Non-GAAP measures
23	Business unit allocations
24	Business line overview
24	CIBC Retail Markets
26	Wholesale Banking
28	Corporate and Other
30	Financial condition
30	Review of consolidated balance sheet
30	Capital resources
31	Off-balance sheet arrangements
32	Management of risk
32	Risk overview
32	Credit risk
34	Market risk
35	Liquidity risk
36	Operational risk
36	Other risks
37	Accounting and control matters
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Update on business priorities”, “Overview — Significant events”, “Overview — Outlook for 2009”, “Run-off businesses”, “Financial performance review — Income Taxes”, “Management of Risk - Liquidity risk” and “Accounting and Control Matters” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2009 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2009” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in the Management of Risk section of this report; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

4	CIBC Third Quarter 2009

EXTERNAL REPORTING CHANGES
Third Quarter
•	Provision for credit losses related to general allowance has been included within Corporate and Other. Prior period information has been restated.
Second Quarter
•	We have changed the name of our wholesale banking business from CIBC World Markets to Wholesale Banking.

•	We have replaced regular workforce headcount with full time equivalent employees as a measure of the number of employees.
First Quarter
•	We realigned the businesses within CIBC Retail Markets and Wholesale Banking. Prior period information has been restated to reflect the changes. The new reported businesses are as follows:
CIBC Retail Markets:
•	Personal banking — includes personal deposits and lending, cards, residential mortgages, and insurance

•	Business banking — includes business deposits and lending, commercial mortgages, and commercial banking

•	Wealth management — includes retail brokerage and asset management

•	FirstCaribbean

•	Other
Wholesale Banking:
•	Capital markets — includes cash equities, global derivatives and strategic risk, and fixed income, currencies and distribution businesses

•	Corporate and investment banking — includes corporate credit products, investment banking, U.S. real estate finance, and core merchant banking

•	Other — includes legacy merchant banking, structured credit and other run-off businesses, exited businesses, and corporate loan hedging
•	We moved the impact of securitization from CIBC Retail Markets to Corporate and Other. Prior period information has been restated.

•	We moved the sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other. Prior period information has not been restated.

•	We retroactively reclassified intangible assets relating to application software from “Land, buildings and equipment” to “Software and other intangible assets” on our consolidated balance sheet.

CIBC Third Quarter 2009	5

THIRD QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended			As at or for the nine months ended
	2009	2009	2008	2009	2008
Unaudited	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Common share information

Per share - basic earnings (loss)	$1.02	$(0.24)	$0.11	$1.08	$(7.05)
- cash basic earnings (loss) (1)	1.04	(0.21)	0.13	1.14	(6.99)
- diluted earnings (loss)	1.02	(0.24)	0.11	1.08	(7.05)
- cash diluted earnings (loss) (1)	1.04	(0.21)	0.13	1.14	(6.99)
- dividends	0.87	0.87	0.87	2.61	2.61
- book value	27.87	27.95	28.40	27.87	28.40
Share price – high	67.20	54.90	76.75	67.20	99.81
- low	53.02	37.10	49.56	37.10	49.56
- closing	66.31	53.57	61.98	66.31	61.98
Shares outstanding (thousands)
- average basic	381,584	381,410	380,877	381,300	366,686
- average diluted	382,556	381,779	382,172	381,921	368,352
- end of period	382,657	381,478	380,732	382,657	380,732
Market capitalization ($ millions)	$25,374	$20,436	$23,598	$25,374	$23,598

Value measures
Price to earnings multiple (12 month trailing)	31.0	43.7	n/m	31.0	n/m
Dividend yield (based on closing share price)	5.2%	6.7%	5.6%	5.3%	5.6%
Dividend payout ratio	85.0%	n/m	n/m	n/m	n/m
Market value to book value ratio	2.38	1.92	2.18	2.38	2.18

Financial results ($ millions)
Total revenue	$2,857	$2,161	$1,905	$7,040	$1,510
Provision for credit losses	547	394	203	1,225	551
Non-interest expenses	1,699	1,639	1,725	4,991	5,274
Net income (loss)	434	(51)	71	530	(2,496)

Financial measures
Efficiency ratio	59.4%	75.9%	90.5%	70.9%	n/m
Cash efficiency ratio, taxable equivalent basis (TEB)(1)	59.0%	74.9%	88.0%	70.1%	n/m
Return on equity	14.6%	(3.5)%	1.6%	5.1%	(30.3)%
Net interest margin	1.59%	1.48%	1.54%	1.50%	1.48%
Net interest margin on average interest-earning assets	1.95%	1.85%	1.82%	1.85%	1.74%
Return on average assets	0.51%	(0.06)%	0.08%	0.20%	(0.96)%
Return on average interest-earning assets	0.62%	(0.07)%	0.10%	0.25%	(1.14)%
Total shareholder return	25.69%	17.03%	(15.25)%	27.77%	(36.79)%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$90,872	$94,523	$89,468	$90,872	$89,468
Loans and acceptances	166,040	162,962	173,386	166,040	173,386
Total assets	335,917	347,363	329,040	335,917	329,040
Deposits	214,227	221,912	228,601	214,227	228,601
Common shareholders’ equity	10,664	10,661	10,813	10,664	10,813
Average assets	340,661	353,819	343,396	354,585	345,618
Average interest-earning assets	277,919	282,414	290,598	286,535	293,373
Average common shareholders’ equity	10,601	10,644	10,664	10,736	11,384
Assets under administration	1,160,473	1,096,028	1,134,843	1,160,473	1,134,843

Balance sheet quality measures
Common equity to risk-weighted assets	9.2%	8.9%	9.1%	9.2%	9.1%
Risk-weighted assets ($ billions)	$115.4	$119.6	$118.5	$115.4	$118.5
Tier 1 capital ratio	12.0%	11.5%	9.8%	12.0%	9.8%
Total capital ratio	16.5%	15.9%	14.4%	16.5%	14.4%

Other information
Retail / wholesale ratio(2)	69% / 31%	64% / 36%	67% / 33%	69% / 31%	67% / 33%
Full time equivalent employees	42,474	42,305	44,583	42,474	44,583

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	The ratio represents the amount of capital attributed to the business lines as at the end of the period.

n/m	Not meaningful.

6	CIBC Third Quarter 2009

OVERVIEW
Net income for the quarter was $434 million, compared to net income of $71 million for the same quarter last year and net loss of $51 million for the prior quarter.
     Our results for the current quarter were affected by the following items:
•	$155 million ($106 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging programs as a result of the narrowing of credit spreads during the quarter;

•	$95 million ($65 million after-tax) gains on the structured credit run-off business;

•	$83 million ($56 million after-tax) loan losses in our leveraged loan and other run-off portfolios;

•	$42 million ($29 million after-tax) provision for credit losses in the general allowance;

•	$27 million ($18 million after-tax) of a higher litigation provision and other operational costs;

•	$26 million ($18 million after-tax) decrease in credit valuation adjustments (CVA) against other than financial guarantors derivatives counterparties, on non-structured credit contracts;

•	$25 million ($17 million after-tax) interest income on income tax reassessments; and

•	$22 million ($14 million after-tax) of valuation charges related to certain available for sale (AFS) positions in exited and other run-off businesses.
Compared with Q3, 2008
Revenue was higher than the same quarter last year, primarily due to gains in the structured credit run-off business compared to losses in the last year quarter. The current quarter also benefited from volume growth in most personal banking products, partially offset by spread compression on retail products. The current quarter was also impacted by the MTM losses of credit derivatives in our corporate loan hedging programs, compared to gains in the last year quarter, lower wealth management related fee income and lower treasury revenue. The last year quarter included losses and interest expense related to leveraged leases.
     Provision for credit losses was up primarily due to higher losses in the cards and personal lending portfolios driven by higher delinquencies and bankruptcies, higher losses in the leveraged loans, other run-off and U.S. real estate finance businesses, and an increase in allowances, all related to the deteriorating economic environment.
     Non-interest expenses were down from the same quarter last year, primarily due to lower salaries, benefits, commissions, and advertising expenses, partially offset by higher performance-related expenses and a higher litigation provision.
     The structured credit losses in the last year quarter resulted in a higher tax benefit in that quarter.
Compared with Q2, 2009
Revenue was higher in the current quarter, primarily due to gains in the structured credit run-off business compared to losses in the prior quarter. The current quarter also benefited from lower valuation charges related to certain AFS and trading positions in run-off and exited businesses, lower write-downs in merchant banking portfolios, the impact of three more days, wider spreads on personal banking products and volume growth on retail products. These factors were partially offset by lower AFS securities gains. The prior quarter benefited from a foreign exchange gain on repatriation activities.
     Provision for credit losses was up primarily due to higher losses in the cards and personal lending portfolios driven by higher delinquencies and bankruptcies, higher losses in the leveraged loans, other run-off and U.S. real estate finance businesses, and an increase in allowances, all related to the difficult economic environment.
     Non-interest expenses were higher than the prior quarter, primarily due to the impact of three more days, a higher litigation provision, salaries, benefits and commissions, and computer and office equipment, partially offset by lower performance-related expenses, advertising and occupancy expenses.
     The prior quarter included a tax expense related to the foreign exchange gain on repatriation activities noted above and write-off of future tax assets due to lower future statutory tax rates. The structured credit losses also resulted in a higher tax benefit in the prior quarter.
Compared with the nine months ended July 31, 2008
Revenue in the current period was higher than the same period last year, primarily due to the lower structured credit losses and higher AFS securities gains. The foreign exchange gain on repatriation activities compared to a foreign exchange loss in the prior year period, and the prior year loss on the sale of some of our U.S. businesses also contributed to the increase. The current period also benefited from volume growth in most personal banking products and higher interest income from corporate credit products and U.S. real estate finance. These factors were partially offset by losses associated with corporate loan hedging programs compared to gains in the prior year period, lower wealth management related fee income, spread compression on retail products, higher write-downs in the merchant banking portfolio, an increase in valuation charges on certain trading and AFS positions in exited and run-off businesses and lower treasury revenue.

CIBC Third Quarter 2009	7

     Provision for credit losses was up primarily due to higher losses in the cards and personal lending portfolios driven by higher delinquencies and bankruptcies, higher losses in the leveraged loans, other run-off and U.S. real estate finance businesses, and an increase in allowances, all related to the deteriorating economic environment.
     Non-interest expenses for the nine months ended July 31, 2009 were down from the same period in 2008, primarily due to lower salaries, benefits and commissions, computer and office equipment, professional fees, and advertising expenses, partially offset by higher performance-related expenses.
     Income tax expense was up compared to an income tax benefit in the same period last year, primarily due to higher structured credit losses in the prior year period.
Our results for the prior periods were affected by the following items:

Q2, 2009
•	$475 million ($324 million after-tax) loss on the structured credit run-off business;

•	$168 million ($115 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging programs;

•	$159 million foreign exchange gain ($3 million after-tax) on repatriation activities;

•	$100 million of valuation charges ($65 million after-tax) related to certain trading and AFS positions in exited and other run-off businesses;

•	$65 million ($44 million after-tax) provision for credit losses in the general allowance;

•	$57 million write-off of future tax assets; and

•	$49 million ($29 million after-tax) net losses/write-downs in our legacy merchant banking portfolio.
Q1, 2009
•	$708 million ($483 million after-tax) loss on structured credit run-off business;

•	$94 million ($64 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives;

•	$92 million ($51 million after-tax) MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;

•	$87 million ($52 million after-tax) losses/write-downs on our merchant banking portfolio; and

•	$48 million foreign exchange losses ($4 million after-tax gain) on repatriation activities.
Q3, 2008
•	$885 million ($596 million after-tax) loss on structured credit run-off business;

•	$16 million ($11 million after-tax) of higher than normal severance accruals;

•	$30 million ($20 million after-tax) positive impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program;

•	$28 million ($20 million after-tax and minority interest) gain on sale of shares in Visa Inc.;

•	Interest income on income tax reassessments of $27 million ($18 million after-tax); and

•	Losses and interest expense related to leveraged leases of $55 million ($33 million after-tax).
Q2, 2008
•	$2.5 billion ($1.7 billion after-tax) loss on structured credit run-off business;

•	$50 million ($34 million after-tax) of valuation charges against credit exposures to derivatives counterparties, other than financial guarantors;

•	$26 million ($18 million after-tax) of severance accruals;

•	$22 million ($19 million after-tax and minority interest) loss on Visa Inc.’s initial public offering (IPO) adjustment;

•	$65 million ($21 million after-tax) foreign exchange loss on repatriation activities; and

•	$14 million ($9 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives.
Q1, 2008
•	$171 million ($115 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives ($128 million, $86 million after-tax) and financial guarantors credit hedges ($43 million, $29 million after-tax);

•	$56 million positive impact of favourable tax-related items;

•	$2.8 billion ($1.9 billion after-tax) losses on structured credit related positions; and

•	$108 million ($64 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer), management changes and the exit and restructuring of certain other businesses.
Significant events
Global market credit issues
Our structured credit business within Wholesale Banking had income, before taxes, for the quarter of $95 million ($1,088 million loss, before taxes for the nine months ended July 31, 2009). We continue to reduce our exposures in this business, through the termination of written and purchased credit derivatives. These activities are discussed in more detail in our “Run-off businesses” section.
Innovative Tier 1 Notes
On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion of 9.976% CIBC Tier 1 Notes — Series A due June 30, 2108 and $300 million of 10.25% CIBC Tier 1 Notes - Series B due June 30, 2108 (together, the Notes). The Notes qualify as part of Tier 1 regulatory capital.
Leveraged leases
Effective November 1, 2007, we adopted the amended Canadian Institute of Chartered Accountants (CICA)

8	CIBC Third Quarter 2009

Emerging Issues Committee Abstract (EIC 46), “Leveraged Leases”, which requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) during the second quarter. CIBC is now engaged in the process of finalizing amounts with the U.S. revenue authorities for the various affected taxation years. It is expected this will be concluded, or substantially concluded, in 2009. While CIBC believes its provisions and charges to date accurately reflect the terms of the IRS settlement offer and subsequent clarifications thereto by the IRS, it is possible that additional charges could occur during the process of finalizing actual amounts with the U.S. revenue authorities.
Outlook for 2009
A recovery in global financial market sentiment, nascent rebounds in Canadian housing and retailing in response to low interest rates, and a potential pickup in export orders could see the Canadian economy return to growth in the third calendar quarter, a quarter ahead of earlier expectations. The pace of growth could still be too modest to reduce the unemployment rate over the remainder of the fiscal year, and interest rates should stay low as the Bank of Canada provides much needed stimulus.
     CIBC Retail Markets is expected to benefit from continued healthy household credit demand. Personal bankruptcies could remain elevated given high unemployment levels, while small business bankruptcies are likely to rise in a lagged response to the recessionary conditions faced earlier in the year.
     For Wholesale Banking, provisions for credit losses are likely to increase as a result of continued weakness in the business climate. Our investment banking business is operating in an uncertain environment but a sustained recovery in new issuance of equities and corporate bonds could support improved corporate finance activities. In corporate credit products, increased loan demand could be driven by a reduction in lending activity by foreign-based banks.

CIBC Third Quarter 2009	9

RUN-OFF BUSINESSES
Given the uncertain market conditions and to focus on our core businesses in Wholesale Banking, we curtailed activity in our structured credit and non-Canadian leveraged finance businesses and have established a focused team with the mandate to manage and reduce the residual exposures.

Background information on special purpose entities
Structured credit activities usually involve special purpose entities (SPEs). SPEs are legal vehicles, often in the form of trusts, which are designed to fulfill specific and narrow needs. SPEs are used to provide market liquidity to clients and to create investment products by aggregating either pools of homogenous assets or a variety of different assets, and issuing either single tranche short term debt securities, referred to as asset-backed commercial paper (ABCP) or longer term multi-tiered debt instruments which include super senior, senior, subordinated or mezzanine, and equity tranches. Often SPEs are referred to by reference to the type of assets that are aggregated within the SPE such as residential mortgage-backed securities (RMBS) which aggregate mortgage loans, or collateralized loan obligations (CLOs) which aggregate corporate loans. In addition, SPEs can also aggregate debt securities issued by other SPEs, such as RMBS, and are referred to as collateralized debt obligations (CDOs). In more complex structures, SPEs which aggregate securities issued by other CDOs and then issue a further tranche of debt securities are referred to as CDOs squared. Our involvement with SPEs is discussed in the “Off balance sheet arrangements” section of the MD&A.
Structured credit run-off business
Overview and results
Our structured credit business, within Wholesale Banking, comprised our activities as principal and for client facilitation. These activities included warehousing of assets and structuring of SPEs, which could result in the holding of unhedged positions. Other activities included intermediation, correlation, and flow trading, which earned a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:

Unhedged -
•	U.S. residential mortgage market (USRMM)

•	non-USRMM
Hedged -
•	financial guarantors (USRMM and non-USRMM)

•	other counterparties (USRMM and non-USRMM)
Results — gains (losses) before taxes

	For the three		For the nine
	months ended		months ended
	2009	2009	2009
$ millions	Jul. 31	Apr. 30	Jul. 31

Trading	$83	$(514)	$(1,189)
Held-to-maturity (HTM)	14	28	111
Available-for-sale (AFS)	(2)	11	(10)

Total	$95	$(475)	$(1,088)

Results for the current quarter were primarily driven by gains from restructuring of exposures to a financial guarantor and terminations of credit derivatives. These gains were partially offset by deterioration in the credit quality of financial guarantors, which resulted in increases in CVA. The losses in prior quarters were primarily driven by deterioration in the credit quality of financial guarantors and MTM losses for certain underlying assets.
Reclassification of certain exposures
As a result of the unprecedented extent of the deterioration in global market conditions and the lack of an active trading market, in the fourth quarter of 2008, we changed our intention on certain positions from trading to held-to-maturity. As a consequence, we reclassified notional of $5,973 million (US$5,833 million) of CLOs and $455 million (US$444 million) CDOs of trust preferred securities (TruPs) in our structured credit run-off business from trading to non-trading held-to-maturity effective August 1, 2008. As at July 31, 2009, the estimated remaining weighted average life (WAL) of the CLOs, and TruPs was 4.6 years and 15 years respectively. The impact of the reclassifications is summarized in Note 4 to the 2008 annual consolidated financial statements.
     If the reclassification had not been made, income before taxes would have increased by $512 million (US$383 million) and $113 million (US$66 million) for the current quarter and for the nine months ended July 31, 2009, respectively.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

	2009	2008
US$ millions, as at	Jul. 31	Oct. 31

Notional
Investments and loans	$10,734	$10,304
Written credit derivatives(1)	23,104	30,931

Total gross exposures	$33,838	$41,235

Purchased credit derivatives	$32,423	$37,039

(1)	Includes notional amount for written credit derivatives and liquidity and credit facilities.

10	CIBC Third Quarter 2009

Cerberus transaction
In the fourth quarter of 2008, we transacted with Cerberus Capital Management LP (Cerberus) to obtain downside protection on our USRMM CDO exposures while retaining upside participation if the underlying securities recover. As at July 31, 2009, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was $570 million (US$529 million) and $243 million (US$226 million) respectively. The underlying CDO exposures had a fair value of $379 million (US$351 million) as at July 31, 2009. We recorded a loss of $6 million (US$7 million) and a gain of $264 million (US$214 million) on the limited recourse note in the current quarter and for the nine months ended July 31, 2009 respectively.
Commutation of USRMM contracts and restructuring with a financial guarantor
In July 2009, we commuted USRMM contracts with a financial guarantor (reported as counterparty “V”) for cash consideration of $207 million (US$192 million) and securities valued at $34 million (US$32 million), for a total of $241 million (US$224 million). In addition, our non-USRMM contracts with this counterparty were transferred to a newly created and capitalized entity. This commutation and restructuring activity resulted in a pre-tax gain of $163 million (US$152 million) and a significant reduction in the gross receivable and CVA. The underlying USRMM exposures that became unhedged subsequent to the commutation, are written credit derivatives with a notional $1,923 million (US$1,785 million) and a fair value of $1,690 million (US$1,568 million) and a security with a notional of $779 million (US$723 million) and a fair value of $78 million (US$72 million).
     As a result of the commutation, we are considered the primary beneficiary of certain third-party structured CDOs and are therefore required to consolidate them. The consolidation resulted in $621 million of mortgages and asset-backed securities, $428 million of FVO deposits and related interest rate derivatives with a negative MTM of $193 million, being recognized in the consolidated balance sheet as at July 31, 2009. Only our direct investments and exposures through written credit derivatives to these CDOs are included in the total exposures table on page 12 and the accompanying discussions.
Other changes in exposures
In addition to the termination of the $5.3 billion (US$4.3 billion) of written credit derivatives and $274 million (US$226 million) of normal amortization of our purchased credit derivatives in the first and second quarters, we undertook a number of transactions during the current quarter to further reduce our exposures, noted below:
•	We terminated $2.8 billion (US$2.6 billion) of written credit derivatives in the correlation book resulting in a pre-tax gain of $8 million (US$8 million). Subsequent to this transaction, US$2.6 billion of purchased credit derivatives that previously hedged these positions became unmatched;

•	We terminated $494 million (US$452 million) of written credit derivatives with exposures to commercial mortgage backed securities resulting in a pre-tax gain of $49 million (US$45 million). Subsequent to this transaction, US$452 million of purchased credit derivatives that previously hedged these positions became unmatched; and

•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $215 million (US$200 million).

CIBC Third Quarter 2009	11

Total exposures
The exposures held within our structured credit run-off business within Wholesale Banking are summarized in the table below. The table below excludes the Cerberus protection on our USRMM exposures.

US$ millions, as at July 31, 2009

	Exposures(1)
				Written credit derivatives		Hedged by				Unhedged
	Investments & loans (2)			and liquidity and		Purchased credit derivatives and index hedges				USRMM
			Carrying	credit facilities (3)		Financial guarantors		Others		Net
	Notional	Fair value	value	Notional	Fair value (5)	Notional	Fair value (4)(5)	Notional	Fair value (4)(5)	exposure (6)

Hedged
USRMM
Other CDO	$527	$35	$35	$489	$449	$597	$527	$419	$412

	527	35	35	489	449	597	527	419	412
Non-USRMM
CLO	210	186	186	7,834	760	7,790	765	255	30
CLO HTM (7)	5,726	4,869	5,155	—	—	5,521	566	228	27
Corporate debt	—	—	—	9,739	462	2,559	159	7,184	314
Corporate debt (Unmatched)						4,400	95
CMBS	—	—	—	2	2	2	2	—	—
CMBS (Unmatched)						775	642
Others	241	59	59	1,646	676	1,471	808	471	57
Others HTM (8)	707	263	442	—	—	709	455	—	—
Other unmatched purchased credit derivatives	—	—	—	—	—	—	—	42	—

Total Hedged	$7,411	$5,412	$5,877	$19,710	$2,349	$23,824	$4,019	$8,599	$840

Unhedged
USRMM (9)
Super senior
CDO of mezzanine RMBS	$1,174	$73	$73	$2,331	$2,109	$—	$—	$—	$—	$295
Warehouse — RMBS	281	1	1	—	—	—	—	—	—	1
Various	342	1	1	343	317	—	—	—	—	27

	1,797	75	75	2,674	2,426	—	—	—	—	$323

Non-USRMM
CLO	67	1	1	94	9	—	—	—	—
CLO HTM	209	187	199	—	—	—	—	—	—
Corporate debt	189	125	125	—	—	—	—	—	—
Montreal Accord related notes (3)(10)	410	199	199	278	n/a	—	—	—	—
Third party sponsored ABCP conduits (3)	131	131	131	106	n/a	—	—	—	—
Warehouse — non-RMBS	155	1	1	—	—	—	—	—	—
Others (3)	192	183	183	242	39	—	—	—	—
Others HTM	173	148	148	—	—	—	—	—	—

Total Unhedged	$3,323	$1,050	$1,062	$3,394	$2,474	$—	$—	$—	$—

Total	$10,734	$6,462	$6,939	$23,104	$4,823	$23,824	$4,019	$8,599	$840

Oct. 31, 2008	$10,304	$6,430	$6,952	$30,931	$5,924	$27,108	$5,711	$9,931	$1,195

(1)	We have excluded our total holdings, including holdings related to our treasury activities, of notional US$2,134 million with fair value of US$2,125 million in debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$1,107 million, fair value US$1,102 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$259 million, fair value US$254 million), Government National Mortgage Association (Ginnie Mae) (notional US$118 million, fair value US$119 million), Federal Home Loan Banks (notional US$550 million, fair value US$550 million), and Federal Farm Credit Bank (notional US$100 million, fair value US$100 million).

(2)	Excludes equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with notional $261 million and fair value $39 million, as at July 31, 2009.

(3)	Liquidity and credit facilities to Montreal Accord related notes amounted to US$278 million, third party non-bank sponsored ABCP conduits amounted to US$106 million, and to unhedged other non-USRMM amounted to US$37 million.

(4)	Gross of CVA for purchased credit derivatives of US$2.3 billion.

(5)	This is the gross fair value of the contracts, which were typically zero, or close to zero, at the time they were entered into.

(6)	After write-downs.

(7)	Investments and loans include unfunded investment commitments with a notional of US$275 million.

(8)	Represents CDOs with TruPs collateral.

(9)	As at July 31, 2009, the rating for the RMBS was non-investment grade (based on market value).

(10)	Includes estimated USRMM exposure of $110 million as at July 31, 2009.

n/a	Not applicable.

12	CIBC Third Quarter 2009

Purchased protection from financial guarantors (USRMM and non-USRMM)
The total CVA charge for financial guarantors was $148 million (US$125 million) for the current quarter ($1,441 million (US$1,145 million) for nine months ended July 31, 2009). As at July 31, 2009, CVA on credit derivative contracts with financial guarantors was $2.5 billion (US$2.3 billion) (October 31, 2008: $4.6 billion (US$3.8 billion)), and the fair value of credit derivative contracts with financial guarantors net of valuation adjustments was $1.8 billion (US$1.7 billion) (October 31, 2008: $2.3 billion (US$1.9 billion)). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     In addition, in our other run-off portfolios, we also have loans and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at July 31, 2009, these positions were performing and the total amount guaranteed by financial guarantors was approximately $82 million (US$76 million).
     The following table presents the notional amounts and fair values of purchased protection from financial guarantors by counterparty. The fair value net of valuation adjustments is included in derivative instruments in other assets on the consolidated balance sheet.

US$ millions, as at July 31, 2009							USRMM related			Non-USRMM			Total
	Standard		Moody's											Fair
	and		investor		Fitch			Fair			Fair			value
Counterparty	Poor's		services		ratings		Notional	value (1)	CVA	Notional	value (1)	CVA	Notional	less CVA
I (5)	BBB	(2)	B3	(2)	—	(4)	$70	$37	$(26)	$1,558	$804	$(560)	$1,628	$255
II	CC	(3)	Caa2	(3)	—	(4)	527	490	(342)	1,692	549	(384)	2,219	313
III (6)	CC	(2)	Ba3	(3)	—	(4)	—	—	—	1,464	211	(150)	1,464	61
IV	—	(4)	Caa3	(2)	—	(4)	—	—	—	2,157	233	(196)	2,157	37
V (5)	—	(4)	—	(4)	—	(4)	—	—	—	2,640	285	(77)	2,640	208
VI	A	(2)	Ba1		AA	(2)	—	—	—	5,200	204	(66)	5,200	138
VII	AAA	(2)	Aa2	(2)	AA	(2)	—	—	—	4,866	669	(258)	4,866	411
VIII	AAA	(2)	Aa3	(2)	AA+	(2)	—	—	—	1,427	235	(107)	1,427	128
IX	BBB-	(2)	Ba1		—	(4)	—	—	—	2,223	302	(142)	2,223	160

Total financial guarantors							$597	$527	$(368)	$23,227	$3,492	$(1,940)	$23,824	$1,711

Oct. 31, 2008							$3,786	$3,086	$(2,260)	$23,322	$2,625	$(1,520)	$27,108	$1,931

(1)	Before CVA.

(2)	Credit watch / outlook with negative implication.

(3)	Watch developing.

(4)	Rating withdrawn.

(5)	Counterparties I and V were restructured in February and July 2009, respectively, with part of its businesses transferred to new entities.

(6)	Counterparty III was restructured in January 2009.
The referenced assets underlying the protection purchased from financial guarantors are as follows:

		Non-USRMM related
	USRMM related	Notional
US$ millions, as at July 31, 2009	Notional		Corporate
Counterparty	CDO	CLO	debt		CMBS		Others	Total

I	$70	$584	$—		$777	(1)	$197	$1,558
II	527	873	—		—		819	1,692
III	—	1,341	—		—		123	1,464
IV	—	1,885	—		—		272	2,157
V	—	2,640	—		—		—	2,640
VI	—	—	5,200	(1)	—		—	5,200
VII	—	4,616	—		—		250	4,866
VIII	—	1,297	—		—		130	1,427
IX	—	75	1,759		—		389	2,223

Total financial guarantors	$597	$13,311	$6,959		$777		$2,180	$23,227

Oct. 31, 2008	$3,786	$13,125	$6,959		$777		$2,461	$23,322

(1)	Includes US$4.4 billion and US$775 million of unmatched purchase protection related to corporate debt and CMBS respectively.
USRMM
Our USRMM related positions of notional $643 million (US$597 million) hedged by financial guarantors comprise super senior CDOs with underlyings being approximately 35% sub-prime RMBS, 43% Alt-A RMBS, 15% asset-backed securities (ABS) CDO and 7% non-USRMM. Sub-prime and Alt-A underlyings consist of approximately 42% pre-2006 vintage as well as 58% 2006 and 2007 vintage RMBS. Sub-prime exposures are defined as having Fair Isaac Corporation (FICO) scores less than 660; and Alt-A underlyings are defined as those exposures that have FICO scores of 720 or below, but greater than 660.

CIBC Third Quarter 2009	13

Non-USRMM
The following provides further data and description of the non-USRMM referenced assets underlying the protection purchased from financial guarantors:

		Fair						Weighted
		value		Notional/		Fair value/		average	Subordination/
		of purchased	Total	tranche		tranche		life (WAL)	attachment (4)		Detachment (5)
US$ millions, as at July 31, 2009	Notional	protection	tranches (1)	High	Low	High	Low	in years (2)(3)	Average	Range	Average	Range

CLO (includes HTM)	$13,311	$1,331	82	$375	$22	$56	$2	4.6	31%	6-67%	99%	50-100%
Corporate debt	2,559	159	5	800	259	109	9	4.3	24%	15-30%	48%	30-60%
Corporate debt (Unmatched)	4,400	95	6	800	400	45	4	2.5	16%	15-20%	39%	30-45%
U.S. CMBS	2	2	—	1	1	1	1	5.4	44%	43-46%	100%	100%
U.S. CMBS (Unmatched)	775	642	2	452	323	361	281	5.4	44%	43-46%	100%	100%
Others
TruPs (includes HTM)	803	522	12	128	24	88	16	15.0	49%	45-57%	100%	100%
Non-US RMBS	166	89	3	73	30	39	16	2.9	53%	53%	100%	100%
Other	1,211	652	9	263	5	226	—	6.8	20%	0-53%	100%	100%

Total	$23,227	$3,492	119	$2,892	$1,064	$925	$329

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	The WAL of the positions is impacted by assumptions on collateral, interest deferrals and defaults, and prepayments, and for TruPs CDOs, also the potential for successful future auctions. These assumptions and the resulting WAL, especially for TruPs CDOs, may change significantly from quarter to quarter.

(3)	The WAL of a tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down the tranche.

(4)	Subordination / attachment points are the level of losses which can be sustained on the collateral underlying the reference assets without those losses impacting the tranches shown above.

(5)	The detachment points are the level of losses on the collateral underlying the reference assets at which point any further losses cease to impact the tranches shown above.
CLO
The CLO underlyings consist of 82 tranches. Approximately 99% of the total notional amount of the CLO tranches was rated equivalent to AAA with the remainder rated equivalent to AA, at July 31, 2009. Approximately 2% of the underlying collateral was rated equivalent to BBB- or higher and 57% of the underlying collateral was rated equivalent to between B- and B+, at July 31, 2009. The collateral comprise assets in a wide range of industries with the highest concentration in the services (personal and food) industry (29%); the broadcasting, publishing and telecommunication sector (17%); and the manufacturing sector (14%). Only 3% is in the real estate sector. Approximately 65% and 32% of the underlyings represent U.S. and European exposures respectively.
Corporate Debt
The Corporate Debt underlyings consist of 11 super senior synthetic CDO tranches that reference portfolios of primarily U.S. (56%) and European (29%) corporate debt in various industries (manufacturing 28%, financial institutions 13%, cable and telecommunications 11%, retail and wholesale 9%). Approximately 66% of the total notional amount of US$6.9 billion of the corporate debt underlyings were rated equivalent to BBB- or higher with the remainder rated equivalent to BB+ or lower, at July 31, 2009.
CMBS
The two synthetic tranches reference CMBS portfolios which are backed by pools of commercial real estate mortgages located primarily in the U.S. Approximately 27% of the underlyings continue to be rated equivalent to BBB- or higher with the remainder rated equivalent to BB+ or lower, at July 31, 2009.
Others
Others are CDOs with TruPs collateral, which are Tier II Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, railcar leases and film receivables.

14	CIBC Third Quarter 2009

Purchased protection from other counterparties
The following table provides the notional amounts and fair values (before CVA of US$16 million (October 31, 2008: US$21 million)) of purchased credit derivatives from counterparties other than financial guarantors, excluding unmatched purchased credit derivatives:

					Total
					Notional		Fair value
	USRMM related		Non-USRMM		2009	2009	2009	2009
US$ millions, as at	Notional	Fair value	Notional	Fair value	Jul. 31	Apr. 30	Jul. 31	Apr. 30

Non-bank financial institutions	$419	$412	$101	$8	$520	$561	$420	$441
Banks	—	—	851	106	851	810	106	121
Canadian conduits	—	—	7,184	314	7,184	6,740	314	416
Others	—	—	2	—	2	2	—	—

Total	$419	$412	$8,138	$428	$8,557	$8,113	$840	$978

The non-financial guarantor counterparty hedging our USRMM exposures is a large U.S.-based diversified multinational insurance and financial services company with which CIBC has market standard collateral arrangements. Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.
The assets underlying the exposure hedged by counterparties other than financial guarantors are as below:

	USRMM	Non-USRMM related
	related	Notional
	Notional		Corporate
US$ millions, as at July 31, 2009	CDO (1)	CLO (2)	debt	Other (3)

Non-bank financial institutions	$419	$—	$—	$101
Banks	—	483	—	368
Canadian conduits	—	—	7,184	—
Others	—	—	—	2

Total	$419	$483	$7,184	$471

(1)	The US$419 million represents super senior CDO with approximately 71% sub-prime RMBS, 3% Alt-A RMBS, 13% ABS CDO, and 13% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 5% is North American exposure and 95% is European exposure. Major industry concentration is in the services industry (40%), the manufacturing sector (18%), the broadcasting and communication industries (14%), and only 3% is in the real estate sector.

(3)	Approximately 64% of the underlyings are investment grade or equivalent with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and finance, manufacturing, broadcasting, publishing and telecommunication and mining, oil and gas, with less than 3% in the real estate sector.
Canadian conduits
We purchased credit derivative protection from Canadian conduits and generated revenue by selling the same protection onto third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. Great North Trust, is sponsored by CIBC and the remaining conduit counterparty, MAV I was party to the Montreal Accord.

			Mark-to-	Collateral
			market	and
			(before	guarantee
US$ millions, as at July 31, 2009	Underlying	Notional (1)	CVA)	notionals (2)

Conduits
Great North Trust	Investment grade corporate credit index (3)	$4,586	$247	$278	(4)
MAV I	160 Investment grade corporates (5)	2,598	67	327

Total		$7,184	$314	$605

Oct. 31, 2008		$8,453	$660	$944

(1)	These exposures mature within 4 to 8 years.

(2)	Comprises investment grade notes issued by third party sponsored conduits, corporate floating rate notes, banker’s acceptances, and funding commitments. The fair value of the collateral at July 31, 2009 was US$561 million (October 31, 2008: US$921 million).

(3)	Consists of a static portfolio of 126 North American corporate reference entities that were investment grade rated when the index was created. 80% of the entities are rated BBB- or higher. 98% of the entities are U.S. entities. Financial guarantors represent approximately 1.6% of the portfolio. 2.4% of the entities have experienced credit events. Attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	The value of funding commitments (with indemnities) from certain third party investors in Great North Trust was $ nil as at July 31, 2009 (October 31, 2008:US$219 million).

(5)	These transactions were transferred from Nemertes I and Nemertes II trusts to MAV I and MAV II (before being unwound in March 2009) upon the restructuring under the Montreal Accord. The underlying portfolio consists of a static portfolio of 160 corporate reference entities of which 91.3% were investment grade on the trade date. 83.1% of the entities are currently rated BBB- or higher (investment grade). 54% of the entities are U.S. entities. Financial guarantors represent approximately 2.5% of the portfolio. 1.88% of the entities have experienced credit events. Attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

CIBC Third Quarter 2009	15

Unhedged USRMM exposures
Our remaining unhedged exposure (excluding the Cerberus protection) to the USRMM, after write-downs, was $348 million (US$323 million) as at July 31, 2009.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, Montreal Accord related notes, third party non-bank sponsored ABCP conduits, warehouse non-RMBS, and other.
CLO
Our unhedged CLO exposures, including HTM, with notional of $399 million (US$370 million) are mostly tranches rated AAA as at July 31, 2009, and are backed by diversified pools of European-based senior secured leveraged loans.
Corporate debt
Approximately 20%, 55% and 25% of the unhedged corporate debt exposures with notional of $204 million (US$189 million) are related to positions in Europe, Canada and other countries respectively.
Montreal Accord related notes
The standstill and court approved restructuring plan proposed by signatories to the Montreal Accord was ratified on January 21, 2009. As a result, we received $141 million in senior Class A-1 notes, $152 million in senior Class A-2 notes and $178 million of various subordinated and tracking notes in exchange for our non-bank sponsored ABCP with par value of $471 million. As was the case with the original ABCP instruments, the new notes are backed by fixed income, traditional securitization and CDO assets as well as super senior credit default swaps on investment grade corporates. The underlying assets that have U.S. subprime mortgage exposures have been isolated and are specifically linked to tracking notes with a notional value of $110 million as at July 31, 2009. In the current quarter, $6 million of the tracking notes were paid down at par. As at July 31, 2009, the remaining notional amount on all the notes was $442 million (US$410 million).
     The Class A-1 and Class A-2 notes pay a variable rate of interest below market levels. The subordinated notes are zero coupon in nature, paying interest and principal only after the Class A-1 and Class A-2 notes are settled in full. The tracking notes pass through the cash flows of the underlying assets. All of the restructured notes are expected to mature in December 2016.
     Based on our estimate of the $214 million combined fair value of the notes as at July 31, 2009, we recorded a gain of $39 million during the current quarter ($5 million loss for the nine months ended July 31, 2009).
     In addition, pursuant to the restructuring plan, we are a participant in a Margin Funding Facility (MFF) to support the collateral requirements of the restructured conduits. Under the terms of the MFF, we have provided a $300 million undrawn loan facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts created under the restructuring plan do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and subsequently more collateral was required due to breaching further collateral triggers, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
Third party non-Bank sponsored ABCP conduits
We provided liquidity and credit related facilities to third party non-bank sponsored ABCP conduits. As at July 31, 2009, $255 million (US$237 million) of the facilities remained committed. Of this amount, $53 million (US$51 million), which remained undrawn as at July 31, 2009, was provided to a conduit, with U.S. auto loan assets, sponsored by a U.S. based auto manufacturer.
     The remaining $200 million (US$186 million) primarily relates to U.S. CDOs, of which $141 million (US$131 million) was drawn as at July 31, 2009. $39 million (US$36 million) of the undrawn facilities was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. The underlying assets of the U.S. CDOs have maturities ranging from three to seven years.
Warehouse non-RMBS
Of the unhedged warehouse non-RMBS assets with notional of $167 million (US$155 million), 75% represents investments in CLOs backed by diversified pools of U.S.-based senior secured leveraged loans. Approximately 12% represents investments in CDOs backed by TruPs with exposure to U.S. real estate investment trusts. Another 8% has exposure to the U.S. commercial real estate market.
Other
Other unhedged exposures with notional of $468 million (US$434 million) include $213 million (US$197 million) credit facilities (drawn US$160 million and undrawn US$37 million) provided to SPEs with film rights receivables (27%), lottery receivables (22%), and U.S. mortgage defeasance loans (51%).
     The remaining $255 million (US$237 million) primarily represents written protection on mostly AAA tranches of portfolios of high yield corporate debt. We are only obligated to pay for any losses upon both the default of the underlying corporate debt as well as that of the primary financial guarantor, which was restructured in February 2009.
     Other HTM unhedged exposures with notional of $186 million (US$173 million) relate to collateral received from the unwinding of MAV II and primarily represent investment grade commercial paper.

16	CIBC Third Quarter 2009

Leveraged finance business
We provided leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrote leveraged financial loans and syndicated the majority of the loans, earning a fee during the process.
     In the prior fiscal year we sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer and stopped transacting new business in European leveraged finance (ELF).
     As with the structured credit run-off business, the risk in the ELF run-off business is monitored by a team focused on proactively managing all accounts in the portfolio. As at July 31, 2009, we have drawn leveraged loans of $907 million (October 31, 2008: $935 million) of which $113 million (October 31, 2008: Nil) is considered impaired, and unfunded letters of credits and commitments of $155 million (October 31, 2008: $210 million).
     During the quarter we recognized provisions for credit losses of $65 million on the impaired loans. In addition, non-impaired loans and commitments with a face value of $466 million were added to the watch list as a result of deteriorating credit conditions.
     Exposures of ELF loans (net of write-downs and allowance for credit losses) by industry are as below:

$ millions, as at July 31, 2009	Drawn	Undrawn

Publishing and printing	$45	$—
Telecommunications	13	14
Manufacturing	282	51
Business services	19	16
Hardware and software	238	23
Transportation	16	8
Wholesale trade	229	43

Total	$842	$155

Oct. 31, 2008	$935	$210

U.S. total return swaps portfolio
Our U.S. total return swaps (TRS) portfolio consists of TRS on primarily non-investment grade loans and units in hedge funds. The remaining underlying loan consists of five term loans to the corporate sector. The underlying assets are rated Baa2 and below. The portfolio has an average term of 340 days. The total current notional of the TRS portfolio is approximately $136 million (US$126 million). Of this total portfolio, $28 million (US$26 million) is loan related and backed by $17 million (US$16 million) of cash collateral. The remaining hedge fund exposures are subject to net asset value tests which determine margin requirements keeping total assets available at 133% of notional. The table below summarizes the notional value of our positions in the portfolio:

US$ millions, as at July 31, 2009	Notional

Loans	$26
Hedge Funds	100

Total	$126

Oct. 31, 2008	$1,458

     During the quarter we continued to reduce the portfolio by closing some of the TRS and selling off the related underlying assets. The net loss of the TRS portfolio was $3 million for the quarter ($16 million for nine months ended July 31, 2009).

CIBC Third Quarter 2009	17

OTHER SELECTED ACTIVITIES
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing ABCP to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at July 31, 2009, our holdings of ABCP issued by our non-consolidated sponsored conduits that offer ABCP to external investors was $453 million (October 31, 2008: $729 million) and our committed backstop liquidity facilities to these conduits was $4.6 billion (October 31, 2008: $8.7 billion). We also provided credit facilities (undrawn) of $40 million (October 31, 2008: $70 million) and banker’s acceptances of $70 million (October 31, 2008: $76 million) to these conduits as at July 31, 2009.
     The following table shows the underlying collateral and the average maturity for each asset type in these multi-seller conduits:

		Estimated
		weighted avg.
$ millions, as at July 31, 2009	Amount (1)	life (years)

Asset class
Canadian residential mortgages	$1,454	1.8
Auto leases	907	0.9
Franchise loans	719	0.7
Auto loans	189	0.8
Credit cards	975	3.6 (2)
Equipment leases/loans	163	1.1
Other	6	1.2

Total	$4,413	1.8

Oct. 31, 2008	$8,440	1.9

(1)	The committed backstop facility of these assets was the same as the amounts noted in the table, other than for franchise loans, for which the facility was $900 million.

(2)	Based on the revolving period and amortization period contemplated in the transaction.
     The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the credit ratings of the notes issued by the multi-seller conduits.
     $151 million of the $1,454 million Canadian residential mortgages relates to amounts securitized by the subsidiary of the finance arm of a U.S. auto manufacturer.
     Of the $907 million relating to auto leases, $290 million relates to balances originated by Canadian fleet leasing companies and the remaining relates to non-North American auto manufacturers.
     Of the $189 million relating to auto loans, approximately $40 million relates to balances originated by the finance arms of two U.S. auto manufacturers and the remaining relates to non-North American auto manufacturers.
     In addition, during the first and second quarters, we acquired all of the commercial paper issued by MACRO Trust, a CIBC-sponsored conduit. During the second quarter, MACRO Trust acquired auto lease receivables from one of our multi-seller conduits. The consolidation of the conduit resulted in $111 million of dealer floorplan receivables, $372 million of auto leases, and $13 million of medium term notes backed by Canadian residential mortgages being recognized in the consolidated balance sheet as at July 31, 2009. The dealer floor plan and auto lease receivables were originated by the finance arm of a U.S. auto manufacturer, and have an estimated weighted average life of less than a year.
     We also participated in a syndicated facility for a 364 day commitment of $475 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer.  Our portion of the commitment is $95 million.  At July 31, 2009 we funded $70 million (October 31, 2008: $76 million) by the issuance of bankers’ acceptances.
     We also securitize our mortgages and credit cards receivables. Details of our consolidated variable interest entities and securitization transactions during the quarter are provided in Note 5 to the interim consolidated financial statements.

18	CIBC Third Quarter 2009

U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating rate financing to properties under construction. The interim program offers fixed and floating-rate financing for properties that are fully leased or with some leasing or renovation yet to be done. These programs provide feeder product for the group’s permanent fixed-rate loan program and typically have an average term of 1 to 3 years.
     Once the construction and interim phases are complete and the properties are income-producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years). The business also maintains CMBS trading and distribution capabilities. As at July 31, 2009 we had CMBS inventory with a market value of less than US$1 million (October 31, 2008: US$2 million).
     During the quarter we recorded provisions for credit losses of $42 million (US$39 million).

     The following table provides a summary of our positions in this business as at July 31, 2009:

	Unfunded	Funded
US$ millions, as at July 31, 2009	commitments	loans

Construction program	$74	$384
Interim program	194	1,774
Commercial fixed rate mortgages	—	—

Total	$268	$2,158

Oct. 31, 2008	$416	$2,018

North American auto industry exposure
We have exposures to the North American auto industry through our securitization business and in our run-off exposure to third party non-Bank sponsored ABCP conduits as discussed above. As at July 31, 2009, we had loans and undrawn credit commitments to the North American auto-related industries as shown in the table below. In addition, we also have MTM receivables of approximately $37 million from derivatives transactions with these counterparties.

		Undrawn
		credit
$ millions, as at July 31, 2009	Loans (2)	commitments

Finance arms associated with the U.S. auto manufacturers (1)	$162	$1
Motor vehicle parts suppliers and wholesalers	85	305
Canadian automobile dealers	443	549

Total	$690	$855

Oct. 31, 2008	$819	$865

(1)	$109 million of the finance arms’ exposure is economically hedged with credit derivatives in our corporate loan hedging programs.

(2)	Includes impaired loans of $3 million, $1 million net of allowances as at July 31, 2009 (Impaired loans of $9 million, $6 million net of allowances as at October 31, 2008).

CIBC Third Quarter 2009	19

FINANCIAL PERFORMANCE REVIEW

	For the three months ended			For the nine months ended
	2009	2009	2008	2009	2008
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income	$1,369	$1,273	$1,327	$3,975	$3,830
Non-interest income (loss)	1,488	888	578	3,065	(2,320)

Total revenue	2,857	2,161	1,905	7,040	1,510
Provision for credit losses	547	394	203	1,225	551
Non-interest expenses	1,699	1,639	1,725	4,991	5,274

Income (loss) before taxes and non-controlling interests	611	128	(23)	824	(4,315)
Income tax expense (benefit)	172	174	(101)	279	(1,834)
Non-controlling interests	5	5	7	15	15

Net income (loss)	$434	$(51)	$71	$530	$(2,496)

Net interest income
Net interest income was up $42 million or 3% from the same quarter last year, mainly due to volume growth in most personal banking products and higher interest income from corporate credit products, partially offset by spread compression on retail products and lower treasury revenue. The last year quarter included interest expense related to leveraged leases.
     Net interest income was up $96 million or 8% from the prior quarter, primarily due to the impact of three more days, wider spreads on personal banking products and volume growth on retail products. The current quarter also included interest income on tax reassessments.
     Net interest income for the nine months ended July 31, 2009 was up $145 million or 4% from the same period in 2008, mainly due to volume growth in most personal banking products and higher interest income from corporate credit products and U.S. real estate finance. These factors were offset in part by lower treasury revenue and spread compression on retail products.
Non-interest income
Non-interest income was up $910 million from the same quarter last year, primarily due to gains in the structured credit run-off business compared to losses in the last year quarter. The current quarter also benefited from higher AFS securities gains and a decrease in CVA on counterparties other than financial guarantors. The last year quarter included a gain on sale of Visa Inc. shares. These factors were partially offset by the negative impact of the MTM of credit derivatives in our corporate loan hedging programs, compared to a positive impact in the last year quarter, lower wealth management related fee income, and valuation charges on certain AFS positions in our run-off businesses.
     Non-interest income was up $600 million from the prior quarter, primarily due to gains in the structured credit run-off business compared to losses in the prior quarter. The current quarter also benefited from lower valuation charges related to certain AFS and trading positions in run-off and exited businesses, lower write-downs in the merchant banking portfolios, decrease in CVA on other than financial guarantors, and higher wealth management related fee income. These factors were partially offset by lower AFS securities gains. The prior quarter benefited from a foreign exchange gain on repatriation activities.
     Non-interest income for the nine months ended July 31, 2009 was up $5,385 million from the same period in 2008, primarily due to lower structured credit losses, and higher AFS securities gains of $285 million. The foreign exchange gain on repatriation activities compared to a foreign exchange loss in the prior period, and the prior year loss on the sale of some of our U.S. businesses also contributed to the increase. These factors were partially offset by losses associated with corporate loan hedging programs compared to gains in the prior year, lower wealth management related fee income, higher write-downs in the merchant banking portfolio, increased valuation charges on certain trading and AFS positions in exited and run-off businesses, and higher MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting.
Provision for credit losses
Provision for credit losses was up $344 million from the same quarter last year, $153 million or 39% from the prior quarter and $674 million or 122% for the nine months ended July 31, 2009 compared with the same period last year.
     Provision for credit losses in consumer portfolios was up $137 million from the same quarter last year, and $32 million from the prior quarter, while the nine month year to date provision was up $346 million from the same period last year. The increase was driven by higher delinquencies and bankruptcies in the credit cards and personal lending portfolios.
     Provision for credit losses in business and government lending increased by $166 million from the same quarter last year and by $144 million from the prior quarter, while the provision for the nine months ended July 31, 2009, was up $188 million from the same period last year. The increase was primarily due to higher losses in the run-off and U.S. real estate finance businesses.

20	CIBC Third Quarter 2009

     In addition, the general allowance increased by $42 million in the current quarter and $144 million for the nine months ended July 31, 2009 primarily related to credit cards and large corporate lending due to the difficult economic environment.
Non-interest expenses
Non-interest expenses were down $26 million or 2% from the same quarter last year, primarily due to lower salaries, benefits, commissions, and advertising expenses, partially offset by higher performance-related expenses and a higher litigation provision.
     Non-interest expenses were up $60 million or 4% from the prior quarter, primarily due to a higher litigation provision, salaries, benefits and commissions, computer and office equipment, and professional fees, partially offset by lower performance-related expenses, advertising and occupancy expenses. The prior quarter benefited from three fewer days.
     Non-interest expenses for the nine months ended July 31, 2009 were down $283 million or 5% from the same period in 2008, primarily due to lower salaries, benefits and commissions, computer and office equipment, professional fees, and advertising expenses, partially offset by higher performance-related expenses.
Income taxes
Income tax expense was $172 million, compared to a benefit of $101 million in the same quarter last year. The primary reason for this change was the tax impact of the increased income in the current quarter.
     Income tax expense was $172 million compared to an expense of $174 million in the prior quarter. Despite lower income, the prior quarter included a $156 million tax expense related to foreign exchange gains on repatriation activities and a $57 million tax expense mainly related to the write off of future tax assets due to lower statutory tax rates.
     Income tax expense was $279 million for the nine months ended July 31, 2009 compared to an income tax benefit of $1,834 million in the same period last year. The primary reason for this change was the tax impact of the increased income in the current period.
     At the end of the quarter, our future income tax asset was $1,853 million, net of a US$57 million ($61 million) valuation allowance. Included in the future income tax asset are $1,242 million related to Canadian non-capital loss carryforwards that expire in 20 years, $68 million related to Canadian capital loss carryforwards that have no expiry date, and $342 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     On August 5, 2009 Canada Revenue Agency (CRA) issued draft reassessments proposing to disallow the deduction of the 2005 Enron settlement payments of approximately $3 billion. Once reassessed, we intend to commence legal proceedings to defend our tax filing position. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and refund interest thereon. Should we fail to defend our position in its entirety, additional tax expense of approximately $826 million plus interest thereon would be incurred.
     The Ontario Government, as part of its 2009 Budget, proposed to reduce Ontario corporate tax rates from 14% to 10% by 2013. These reductions were not substantively enacted for accounting purposes as at July 31, 2009. If substantively enacted, we would have to write down our future tax assets by up to $45 million.
Foreign exchange
Our U.S. dollar denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The Canadian dollar depreciated 10% on average relative to the U.S. dollar from the same quarter last year, resulting in a $12 million increase in the translated value of our U.S. dollar earnings.
     The Canadian dollar appreciated 11% on average relative to the U.S. dollar from the prior quarter, resulting in a $15 million decrease in the translated value of our U.S. dollar earnings.
     The Canadian dollar depreciated 19% on average relative to the U.S. dollar for the nine months ended July 31, 2009 from the same period in 2008, resulting in a $48 million increase in the translated value of our U.S. dollar earnings.

CIBC Third Quarter 2009	21

Review of quarterly financial information

$ millions, except per share amounts,	2009			2008				2007
for the three months ended	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31

Revenue
CIBC Retail Markets	$2,339	$2,251	$2,413	$2,361	$2,371	$2,278	$2,409	$2,855
Wholesale Banking	531	(241)	(368)	(318)	(598)	(2,166)	(2,957)	5
Corporate and Other	(13)	151	(23)	161	132	14	27	86

Total revenue	2,857	2,161	2,022	2,204	1,905	126	(521)	2,946
Provision for credit losses	547	394	284	222	203	176	172	132
Non-interest expenses	1,699	1,639	1,653	1,927	1,725	1,788	1,761	1,874

Income (loss) before taxes and non-controlling interests	611	128	85	55	(23)	(1,838)	(2,454)	940
Income tax expense (benefit)	172	174	(67)	(384)	(101)	(731)	(1,002)	45
Non-controlling interests	5	5	5	3	7	4	4	11

Net income (loss)	$434	$(51)	$147	$436	$71	$(1,111)	$(1,456)	$884

Earnings (loss) per share — basic	$1.02	$(0.24)	$0.29	$1.07	$0.11	$(3.00)	$(4.39)	$2.55
— diluted(1)	$1.02	$(0.24)	$0.29	$1.06	$0.11	$(3.00)	$(4.39)	$2.53

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale banking activities.
     Revenue was higher in the fourth quarter of 2007 primarily due to the gain recorded on the Visa restructuring. Wholesale Banking revenue has been adversely affected since 2007 due to the MTM losses on CDOs and RMBS, and more significantly in 2008 due to the charges on credit protection purchased from financial guarantors and MTM losses related to our exposure to the USRMM. Foreign exchange losses on repatriation activities were included in the first quarter of 2009 and the second quarter of 2008. The second quarter of 2009 and the fourth quarters of 2008 and 2007 included foreign exchange gains on repatriation activities.
     Retail lending provisions trended higher beginning the second half of 2008 largely due to higher losses in the cards and personal lending portfolios. This is the result of both volume growth as well as economic deterioration in the consumer sector. Recoveries and reversals in Wholesale Banking have decreased from the high levels in the past. Wholesale Banking provisions trended higher in recent quarters, reflective of the recessions in the U.S. and Europe. There was an increase in general allowance in all quarters of 2009.
     Performance-related compensation has been lower since 2007. The net reversal of litigation accruals also led to lower expenses in the fourth quarter of 2007. The fourth quarter of 2008 included severance related expenses.
     The first three quarters of 2008 had an income tax benefit resulting from the loss during the period. A $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements was recorded in the fourth quarter of 2008. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the second and fourth quarters of 2008 and the last quarter of 2007. Tax-exempt income has generally been increasing over the period, until the third quarter of 2008. Thereafter, the tax-exempt income has been steadily decreasing. Larger tax-exempt dividends were received in the fourth quarter of 2007. The last quarter of 2007 benefited from a lower tax rate on the net reversal of litigation accruals and the gain recorded on the Visa restructuring. Income tax benefits on the foreign exchange losses on repatriation activities were included in the first quarter of 2009 and the second quarter of 2008. The second quarter of 2009 and the fourth quarters of 2008 and 2007 included income tax expenses on repatriation activities. The second quarter of 2009 included a write-off of future tax assets.

22	CIBC Third Quarter 2009

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 54 of the 2008 Annual Accountability Report.
     The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliation of the non-GAAP measures of our business lines are provided in their respective sections.
Operations Measures

		For the three months ended			For the nine months ended
		2009	2009	2008	2009	2008
$ millions, except per share amounts		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income		$1,369	$1,273	$1,327	$3,975	$3,830
Non-interest income		1,488	888	578	3,065	(2,320)

Total revenue per financial statements	A	2,857	2,161	1,905	7,040	1,510
TEB adjustment	B	6	14	44	35	165

Total revenue (TEB) (1)	C	$2,863	$2,175	$1,949	$7,075	$1,675

Non-interest expenses per financial statements	D	$1,699	$1,639	$1,725	$4,991	$5,274
Less: amortization of other intangible assets		10	12	11	33	31

Cash non-interest expenses (1)	E	$1,689	$1,627	$1,714	$4,958	$5,243

Income (loss) before taxes and non-controlling interests per financial statements	F	$611	$128	$(23)	$824	$(4,315)
TEB adjustment	B	6	14	44	35	165

Income (loss) before taxes and non-controlling interests (TEB) (1)	G	$617	$142	$21	$859	$(4,150)

Net (loss) income applicable to common shares	K	$390	$(90)	$41	$411	$(2,586)
Add: after-tax effect of amortization of other intangible assets		7	9	8	25	24

Cash net income (loss) applicable to common shares (1)	L	$397	$(81)	$49	$436	$(2,562)

Basic weighted-average common shares (thousands)	M	381,584	381,410	380,877	381,300	366,686
Diluted weighted-average common shares (thousands)	N	382,556	381,779	382,172	381,921	368,352

Cash efficiency ratio (TEB) (1)	E/C	59.0%	74.9%	88.0%	70.1%	n/m
Cash basic earnings (loss) per share (1)	L/M	$1.04	$(0.21)	$0.13	$1.14	$(6.99)
Cash diluted earnings (loss) per share (1)(2)	L/N	$1.04	$(0.21)	$0.13	$1.14	$(6.99)

(1)	Non-GAAP measure.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

n/m	Not meaningful due to the net loss.
Business unit allocations
Treasury activities impact the reported financial results of CIBC’s strategic business units (CIBC Retail Markets and Wholesale Banking).
     Each business line is charged or credited with a market-based cost of funds on assets and liabilities, respectively, and this impacts the revenue performance of the business units. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the “Other” business line within CIBC Retail Markets and Wholesale Banking.
     Treasury also allocates capital to the business units in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with business unit activities. Earnings on unallocated capital and the impact of securitization activities remain in Corporate and Other.
     In addition, non-interest expenses are attributed to the business unit to which they relate. Indirect expenses are allocated to the business units based on appropriate criteria.
     We review our transfer pricing and treasury allocations methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. We made certain modifications to our allocation methodologies during the quarter to better reflect product and business funding costs and observed client behaviour in the current environment. The modifications resulted in an increase in the revenue of CIBC Retail Markets and a corresponding decrease in the revenue of Wholesale Banking, including the structured credit run-off business, and Corporate and Other. Including these modifications, total treasury allocations to Retail Markets in the current quarter were in line with the prior quarter and the same quarter last year, and total treasury allocations to Wholesale Banking, including the structured credit run-off business, in the current quarter were lower compared with the prior quarter and the same quarter last year. The modifications were applied on a prospective basis and prior period information has not been restated.

CIBC Third Quarter 2009	23

CIBC RETAIL MARKETS
CIBC Retail Markets provides a full range of financial products and services to individual and business banking clients, as well as investment management services globally to retail and institutional clients.
Results (1)

	For the three months ended			For the nine months ended
	2009	2009	2008	2009	2008
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue
Personal banking	$1,518	$1,398	$1,478	$4,370	$4,295
Business banking	343	312	340	985	1,020
Wealth management	318	297	393	938	1,169
FirstCaribbean	169	204	165	553	413
Other	(9)	40	(5)	157	161

Total revenue (a)	2,339	2,251	2,371	7,003	7,058
Provision for credit losses	423	366	224	1,105	633
Non-interest expenses (b)	1,324	1,304	1,377	3,933	4,110

Income before taxes and non-controlling interests	592	581	770	1,965	2,315
Income tax expense	171	161	198	552	574
Non-controlling interests	5	5	7	15	13

Net income (c)	$416	$415	$565	$1,398	$1,728

Efficiency ratio (b/a)	56.6%	57.9%	58.1%	56.2%	58.2%
Amortization of other intangible assets (d)	$8	$9	$8	$25	$23
Cash efficiency ratio (2) ((b-d)/a)	56.3%	57.6%	57.8%	55.8%	57.9%
ROE (2)	33.2%	34.1%	45.0%	37.5%	46.9%
Charge for economic capital (2) (e)	$(170)	$(166)	$(163)	$(504)	$(472)
Economic profit (2) (c+e)	$246	$249	$402	$894	$1,256
Full time equivalent employees	29,331	29,241	30,060	29,331	30,060

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $416 million, a decrease of $149 million or 26% from the same quarter last year. These results continue to reflect the difficult economic conditions which resulted in an increase in the provision for credit losses and lower wealth management revenues. These declines were partially offset by volume growth across most products and expense management activities.
     Net income was in line with the prior quarter as higher revenue was offset by an increase in the provision for credit losses, and higher non-interest expenses.
     Net income for the nine months ended July 31, 2009 was $1,398 million, a decrease of $330 million or 19% from the same period in 2008. An increase in the provision for credit losses was partially offset by lower expenses.
Revenue
Revenue was down $32 million or 1% from the same quarter last year.
     Personal banking revenue was up $40 million, with volume growth in most products, particularly in deposits and secured lending, partially offset by narrower spreads. Overall spreads were compressed due to a lower interest rate environment impacting spreads on deposits and a decrease in prepayment penalty fees, partially offset by wider spreads on retail lending products. The last year quarter included a gain on sale of VISA Inc. shares.
     Business banking revenue was up $3 million, as improved customer rate changes were offset by the impact of a lower interest rate environment.
     Wealth management revenue was down $75 million, primarily due to lower fee income as a result of a market- driven decline in asset values.
     FirstCaribbean revenue was up $4 million, primarily due to the impact of a weaker Canadian dollar and higher treasury allocations partially offset by narrower spreads on most products.
Revenue was up $88 million or 4% from the prior quarter.
     Personal banking revenue was up $120 million, primarily due to three more days in the quarter, wider lending spreads and volume growth in most products.
     Business banking revenue was up $31 million, primarily due to improved customer rates, the impact of three more days, and higher treasury revenue allocations, partially offset by the impact of a lower interest rate environment.
     Wealth management revenue was up $21 million, mainly due to higher fee income as a result of a market- driven increase in asset values.

24	CIBC Third Quarter 2009

     FirstCaribbean revenue was down $35 million, primarily due to a stronger Canadian dollar, narrower spreads and lower gains on redemption of subordinated debt.
     Other revenue was down $49 million, mainly due to lower treasury revenue allocations.
Revenue for the nine months ended July 31, 2009 was down $55 million or 1% from the same period in 2008.
     Personal banking revenue was up $75 million, primarily due to volume growth in most products, partially offset by narrower spreads driven by lower prepayment penalty fees, and the declining interest rate environment.
     Business banking revenue was down $35 million, mainly due to lower spreads, partially offset by volume growth.
     Wealth management revenue was down $231 million, mainly due to lower fee income as a result of a decline in asset values due to market conditions.
     FirstCaribbean revenue was up $140 million, primarily due to a weaker Canadian dollar, lower securities losses, and gains on redemption of subordinated debt.
Provision for credit losses
Provision for credit losses was up $199 million or 89% from the same quarter last year and included a net increase to the allowance for loan losses of $63 million. The increase was largely attributed to the cards and personal lending portfolios driven by higher delinquencies and bankruptcies related to the general economic environment.
     Provision for credit losses was up $57 million or 16% from the prior quarter mainly due to an increase in bankruptcies in cards and higher commercial banking delinquencies.
     Provision for credit losses for the nine months ended July 31, 2009 was up $472 million or 75% from the same period in 2008 and included a net increase to the allowance for loan losses of $95 million. The increase was largely attributed to cards and personal lending portfolios driven by higher delinquencies and bankruptcies related to the deteriorating economic environment.
Non-interest expenses
Non-interest expenses were down $53 million or 4% from the same quarter last year. The decreases were primarily due to lower performance-related compensation and expense management activities, offset in part by a weaker Canadian dollar impacting FirstCaribbean and a higher litigation provision.
     Non-interest expenses were up $20 million or 2% from the prior quarter. The increase was primarily due to higher performance-related compensation and a higher litigation provision, offset in part by lower communication expense and a stronger Canadian dollar impacting FirstCaribbean.
     Non-interest expenses for the nine months ended July 31, 2009 were down $177 million or 4% from the same period in 2008. The decreases were primarily due to lower performance-related compensation and also expense management activities, offset in part by a weaker Canadian dollar impacting FirstCaribbean.
Income taxes
Income taxes were down $27 million or 14% from the same quarter last year and were down $22 million or 4% for the nine months ended July 31, 2009 from the same period in 2008, mainly due to a decrease in income.
     Income taxes were up $10 million or 6% from the prior quarter, primarily due to an increase in income.

CIBC Third Quarter 2009	25

WHOLESALE BANKING
Wholesale Banking provides a wide range of capital markets, credit, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world. In the second quarter, we changed the name of our wholesale banking business from CIBC World Markets to Wholesale Banking.
Results (1)

	For the three months ended			For the nine months ended
	2009	2009	2008	2009	2008
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue (TEB) (2)
Capital markets	$325	$318	$209	$950	$627
Corporate and investment banking	221	200	110	577	400
Other	(9)	(745)	(873)	(1,570)	(6,583)

Total revenue (TEB) (2)	537	(227)	(554)	(43)	(5,556)
TEB adjustment	6	14	44	35	165

Total revenue	531	(241)	(598)	(78)	(5,721)
Provision for credit losses	129	18	11	136	19
Non-interest expenses	258	247	266	772	975

Income (loss) before taxes and non-controlling interests	144	(506)	(875)	(986)	(6,715)
Income tax expense (benefit)	58	(152)	(334)	(325)	(2,388)
Non-controlling interests	—	—	—	—	2

Net income (loss) (a)	$86	$(354)	$(541)	$(661)	$(4,329)

ROE(2)	13.0%	(56.1)%	(102.2)%	(35.9)%	(263.9)%
Charge for economic capital (2) (b)	$(83)	$(92)	$(71)	$(269)	$(216)
Economic gain (loss) (2) (a+b)	$3	$(446)	$(612)	$(930)	$(4,545)
Full time equivalent employees	1,091	1,084	1,164	1,091	1,164

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the current quarter was $86 million, compared to a net loss of $541 million in the same quarter last year primarily due to income in the structured credit run-off business compared to losses in the last year quarter. The current quarter also included higher revenue in capital markets and corporate and investment banking, partially offset by MTM losses on corporate loan hedges. These factors were partially offset by a higher provision for credit losses in the current quarter.
     Net income was up $440 million from the prior quarter, mainly due to income in the current quarter in the structured credit run-off business compared to losses in the prior quarter. The prior quarter also included write-downs in the legacy merchant banking portfolio and higher valuation charges related to certain trading and AFS positions in exited and other run-off businesses. These factors were partially offset by a higher provision for credit losses in the current quarter.
     Net loss for the nine months ended July 31, 2009 was down $3,668 million from the same period in 2008, mainly due to lower structured credit losses. The current period also included higher revenue in capital markets and corporate and investment banking, partially offset by MTM losses on corporate loan hedges. The last year period included losses on the sale of some of our U.S. businesses. These factors were partly offset by higher write-downs in the legacy merchant banking portfolio, a higher provision for credit losses and higher trading and AFS related losses in our exited and other run-off businesses.
Revenue
Revenue was up $1,129 million from the same quarter last year.
     Capital markets revenue was up $116 million, primarily due to higher revenue from equity, fixed income trading, foreign exchange business and equity issuances.
     Corporate and investment banking revenue was up $111 million, mainly due to higher revenue from U.S. real estate finance, corporate credit products and investment banking.
     Other revenue was up $864 million, primarily due to lower structured credit losses. The increase was partially offset by MTM losses on corporate loan hedges.
Revenue was up $772 million from the prior quarter.
     Capital markets revenue was up $7 million, mainly due to higher revenue from foreign exchange business and fixed income trading, partially offset by lower equity trading revenue.

26	CIBC Third Quarter 2009

     Corporate and investment banking revenue was up $21 million, primarily due to higher revenue from corporate credit products and the core merchant banking portfolio.
     Other revenue was up $736 million due to lower losses from structured credit, other run-off businesses and the legacy merchant banking portfolio.
Revenue for the nine months ended July 31, 2009 was up $5,643 million from the same period in 2008.
     Capital markets revenue was up $323 million, primarily due to higher revenue from equity and fixed income trading, foreign exchange business, and higher revenue from equity issuances.
     Corporate and investment banking revenue was up $177 million, primarily due to higher revenue from U.S. real estate finance and corporate credit products, partially offset by lower advisory revenue.
     Other revenue was up $5,013 million, primarily due to lower structured credit losses, partially offset by higher MTM losses on corporate loan hedges, higher losses in other run-off businesses and higher write-downs in the legacy merchant banking portfolio. The last year period included losses of the sale of some of our U.S. businesses.
Provision for credit losses
Provision for credit losses was $118 million higher than the same quarter last year and $111 million higher than the prior quarter. Provision for credit losses for the nine months ended July 31, 2009 was also up $117 million from the same period in 2008. The increase was primarily due to higher losses in the leveraged loans, other run-off and U.S. real estate finance businesses.
Non-interest expenses
Non-interest expenses were down $8 million or 3% from the same quarter last year, primarily due to lower infrastructure support costs and salaries, partially offset by higher performance-related compensation.
     Non-interest expenses were up $11 million or 4% from the prior quarter, primarily due to higher employee compensation and benefits and professional expenses, partially offset by lower performance-related compensation.
     Non-interest expenses for the nine months ended July 31, 2009 were down $203 million or 21% from the same period last year, primarily due to lower litigation-related and severance expenses and the impact of the sale of some of our U.S. businesses, partially offset by higher performance-related compensation.
Income taxes
Income tax expense was $58 million compared to a recovery of $334 million and $152 million in the same quarter last year and in the prior quarter respectively. Income tax recovery for the nine months ended July 31, 2009 was down $2,063 million from the same period last year. The changes were primarily due to substantially lower structured credit losses.
Full time equivalent employees
The full time equivalent employees were down 73 from the same quarter last year primarily due to cost reduction initiatives.

CIBC Third Quarter 2009	27

CORPORATE AND OTHER
Corporate and Other comprises the five functional groups — Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the business lines.
Results (1)

	For the three months ended			For the nine months ended
	2009	2009	2008	2009	2008
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue	$(13)	$151	$132	$115	$173
(Reversal of) provision for credit losses	(5)	10	(32)	(16)	(101)
Non-interest expenses	117	88	82	286	189

(Loss) income before taxes and non-controlling interests	(125)	53	82	(155)	85
Income tax (benefit) expense	(57)	165	35	52	(20)

Net (loss) income	$(68)	$(112)	$47	$(207)	$105

Full time equivalent employees	12,052	11,980	13,359	12,052	13,359

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net loss in the current quarter was $68 million compared to net income of $47 million in the same quarter last year, primarily due to lower unallocated treasury revenue which includes securitization activities. Reversal of credit losses was lower in the current quarter as a result of a higher provision for credit losses in the general allowance.
     Net loss was down $44 million from the prior quarter primarily due to interest income on tax reassessments and lower provision for credit losses in the general allowance. These factors were mostly offset by lower unallocated treasury revenue which includes securitization activities and higher unallocated support costs. The prior quarter was impacted by the adjustment of future tax assets at future years’ lower statutory rates.
     Net loss was $207 million for the nine months ended July 31, 2009, compared to net income of $105 million for the same period last year, primarily due to lower unallocated treasury revenue which includes securitization activities, a higher provision for credit losses in the general allowance, and adjusting future tax assets at future years’ lower statutory rates. These losses were partially offset by the net gain on repatriation activities.
Revenue
Revenue was down $145 million from the same quarter last year, primarily due to lower unallocated treasury revenue which includes securitization activities.
     Revenue was down $164 million from the prior quarter primarily due to lower unallocated treasury revenue which includes securitization activities partially offset by interest income from tax reassessments. The prior quarter included a foreign exchange gain on repatriation activities of $159 million.
     Revenue for the nine months ended July 31, 2009 was down $58 million from the same period in 2008 primarily due to lower unallocated treasury revenue which includes securitization activities. These factors were partially offset by a $111 million foreign exchange gain on repatriation activities compared to a $65 million loss in the same period last year. The last year period also included losses from the hedging of stock appreciation rights (SARs).
Provision for credit losses
Reversal of credit losses was down $27 million from the same quarter last year, primarily due to a higher provision for credit losses in the general allowance, partially offset by the reversal of credit losses as a result of asset securitization.
     Reversal of credit losses was $5 million, compared to a provision of $10 million from the prior quarter primarily due to a lower provision for credit losses in the general allowance.
     Reversal of credit losses for the nine months ended July 31, 2009 was down $85 million from the same period last year, primarily due to a higher provision for credit losses in the general allowance, partially offset by the reversal of credit losses as a result of asset securitization.
Non-interest expenses
Non-interest expenses were up $35 million from the same quarter last year, and up $29 million from the prior quarter, primarily due to higher unallocated corporate support costs.
     Non-interest expenses for the nine months ended July 31, 2009 were up $97 million from the same period in

28	CIBC Third Quarter 2009

2008, primarily due to higher unallocated corporate support costs. The same period last year included higher recoveries related to SARs.
Income tax
Income tax benefit was $57 million compared to an expense of $35 million in the same quarter last year primarily due to lower income in the current quarter.
     Income tax benefit was $57 million, compared to an income tax expense of $165 million in the prior quarter. The prior quarter included a $156 million tax expense related to the foreign exchange gain on repatriation activities and the write off of $36 million of future tax assets due to lower future statutory tax rates.
     Income tax expense for the nine months ended July 31, 2009 was up $72 million from the same period last year, primarily due to the $103 million tax expense on the gain on repatriation activities compared to a $44 million tax benefit on repatriation losses in the same period last year. The current period also included the write off of future tax assets.
Full time equivalent employees
The full time equivalent employees were down 1,307 from the same quarter last year primarily due to continuing cost reduction initiatives and reduced infrastructure support resulting from the sale of some of our U.S. businesses.

CIBC Third Quarter 2009	29

FINANCIAL CONDITION
Review of consolidated balance sheet

	2009	2008
$ millions, as at	Jul. 31	Oct. 31

Assets
Cash and deposits with banks	$6,895	$8,959
Securities	83,977	79,171
Securities borrowed or purchased under resale agreements	31,029	35,596
Loans	157,111	171,475
Derivative instruments	28,357	28,644
Other assets	28,548	30,085

Total assets	$335,917	$353,930

Liabilities and shareholders’ equity
Deposits	$214,227	$232,952
Derivative instruments	31,455	32,742
Obligations related to securities lent or sold short or under repurchase agreements	47,190	44,947
Other liabilities	22,764	22,015
Subordinated indebtedness	5,691	6,658
Preferred share liabilities	600	600
Non-controlling interests	170	185
Shareholders’ equity	13,820	13,831

Total liabilities and shareholders’ equity	$335,917	$353,930

Assets
Total assets decreased for the nine-month period by $18 billion or 5% from October 31, 2008.
     Cash and deposits with banks decreased by $2.1 billion or 23%, mainly due to normal treasury activities.
     Securities increased by $4.8 billion or 6% and comprise AFS, trading, fair value option (FVO) and HTM securities. During the nine-month period, matured trading securities were reinvested in debt and government securities that are classified as AFS. FVO securities increased due to the continued securitization of residential mortgages.
     Securities borrowed or purchased under resale agreements decreased by $4.6 billion or 13% primarily driven by funding requirements and business decisions to reduce certain underlying exposures.
     Loans decreased by $14.4 billion or 8% mainly due to a decline in business and government loans and securitization of mortgages.
     Other assets decreased by $1.5 billion or 5% mainly due to tax refunds received offset by an increase in derivatives collateral receivable.
Liabilities
Total liabilities decreased for the nine-month period by $18 billion or 5% from October 31, 2008.
     Deposits decreased by $18.7 billion or 8% largely due to a reduction in business and government and bank deposits driven by our funding requirements and market conditions, partially offset by volume growth in personal deposits.
     Obligations related to securities lent or sold short or under repurchase agreements increased by $2.2 billion or 5% mainly due to funding requirements.
Shareholders’ equity
The change in shareholders’ equity during the period includes current period earnings and proceeds from issuance of preferred shares in the second quarter, offset by dividend payments.
Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 63 to 66 of the 2008 Annual Accountability Report.
Significant capital management activities
On March 13, 2009 CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion of 9.976% CIBC Tier 1 Notes — Series A due June 30, 2108 and $300 million of 10.25% CIBC Tier 1 Notes — Series B due June 30, 2108 (together, the Notes). The Notes qualify as part of Tier 1 regulatory capital.
     The following table summarizes our significant capital management activities:

	For the three	For the nine
	months ended	months ended
	2009	2009
$ millions	Jul. 31	Jul. 31

Issue of common shares	$71	$99
Issue of preferred shares	—	525
Redemption of subordinated indebtedness	(750)	(750)
Dividends
Preferred shares — classified as equity	(44)	(119)
Preferred shares — classified as liabilities	(7)	(23)
Common shares	(332)	(995)

     For additional details, see Notes 6, 7 and 8 to the interim consolidated financial statements.
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI).
     The following table presents the changes to the components of our regulatory capital:

	2009		2008
$ millions, as at	Jul. 31		Oct. 31

Tier 1 capital	$13,845		$12,365
Tier 2 capital	5,175		5,764
Total regulatory capital	19,020		18,129
Risk-weighted assets	115,426		117,946
Tier 1 capital ratio	12.0%		10.5%
Total capital ratio	16.5%		15.4%
Assets-to-capital multiple	16.2	x	17.9	x

30	CIBC Third Quarter 2009

     The Tier 1 ratio was up 1.5% and the total capital ratio was up 1.1% from year-end mainly due to the notes issued by CIBC Capital Trust and the issuance of preferred shares. The ratios also benefited from lower risk-weighted assets (RWAs), driven by several factors including the benefit of a strengthening Canadian dollar, the purchase of residential mortgage insurance and lower market risk, offset in part by higher RWAs against our financial guarantor exposures.
     The ratios were negatively impacted by the structured credit charges during the year.
     In addition, the Tier 1 ratio was adversely impacted by the expiry of OSFI’s transition rules related to the grandfathering of substantial investments pre-December 31, 2006, which were deducted entirely from Tier 2 capital at year-end. The redemption of our $750 million subordinated indebtedness on June 1, 2009 also reduced the total capital ratio.
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitizations, derivatives, credit-related arrangements, and guarantees. Details on our off-balance sheet arrangements are provided on pages 67 to 69 of the 2008 Annual Accountability Report.
     During the quarter, we securitized credit card receivables of $54 million to Cards II (the Trust), a qualifying special purpose entity, and purchased the same amount of a new series of enhancement notes issued by the Trust. The Trust notes are subordinated to the existing outstanding Series 2005-1, Series 2005-2, Series 2005-3, Series 2005-4, Series 2006-1 and Series 2006-2 notes issued by the Trust. We also securitized residential mortgages of $114 million during the quarter. More details of our own asset securitization are provided on Note 5 to the interim consolidated financial statements.
     The following table summarizes our exposures to unconsolidated entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured). Investments, generally securities, are at fair value and loans, none of which are impaired, are carried at par. Undrawn liquidity and credit facilities and written credit derivatives are at notional amounts.

	2009					2008
$ millions, as at	Jul. 31					Oct. 31
			Undrawn		Written			Undrawn		Written
			liquidity		credit			liquidity		credit
	Investment		and credit		derivatives	Investment		and credit		derivatives
	and loans (1)		facilities		(notional) (2)	and loans (1)		facilities		(notional) (2)

CIBC-sponsored conduits	$525		$4,179	(3)	$—	$805		$7,984	(3)	$—
CIBC structured CDO vehicles	745	(4)	63		638	772	(4)	69		766
Third-party structured vehicles	6,837	(4)	815		11,377	8,167	(4)	1,091		17,174

(1)	Excludes securities issued by entities established by Canada Mortgage and Housing Corporation (CMHC), Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae. $5.8 billion (Oct. 31, 2008: $6.7 billion) of the exposure related to CIBC structured CDO and third-party structured vehicles was hedged by credit derivatives.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures. The negative fair value recorded on the consolidated balance sheet was $4.7 billion (Oct. 31, 2008: $5.6 billion). Notional amounts of $10.7 billion (Oct. 31, 2008: $16.0 billion) were hedged with credit derivatives protection from third parties, the fair value of these hedges net of CVA was $0.7 billion (Oct. 31, 2008: $1.2 billion). Accumulated fair value losses amount to $2.7 billion (Oct. 31, 2008: $1.3 billion) on unhedged written credit derivatives.

(3)	Net of $525 million (Oct. 31, 2008: $805 million) of investment and loans in CIBC sponsored conduits.

(4)	Fair value amount of $5.7 billion (Oct. 31, 2008: $6.1 billion) held to maturity securities are included. The related carrying value of these securities are $6.2 billion (Oct. 31, 2008: $6.8 billion)
     As described in the “Run-off Businesses” section, we consolidated certain third-party structured CDOs after determining that we are the primary beneficiary following the commutation of our protection from a financial guarantor in the current quarter. The table above excludes our investments (fair value of $77 million as at July 31, 2009) in, and written credit derivatives (notional of $1.9 billion and negative fair value of $1.7 billion, as at July 31, 2009) on, the notes of these CDOs.
     During the second quarter, MACRO Trust, a CIBC-sponsored conduit, acquired auto lease receivables from one of our multi-seller conduits. During the first and second quarters, we acquired all of the commercial paper issued by MACRO Trust. The consolidation of the conduit resulted in $111 million of dealer floorplan receivables, $372 million of auto leases, and $13 million of medium term notes backed by Canadian residential mortgages being recognized in the consolidated balance sheet as at July 31, 2009. The dealer floorplan receivables and retail auto receivables were originated by the finance arm of a U.S. auto manufacturer and have an estimated weighted average life of less than a year. In addition, in the second quarter, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.6 billion of CIBC Tier 1 notes.
     For additional details, see Notes 5 and 8 to the interim consolidated financial statements.

CIBC Third Quarter 2009	31

MANAGEMENT OF RISK
Our approach to management of risk has not changed significantly from that described on pages 70 to 83 of the 2008 Annual Accountability Report.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section included within the 2008 Annual Accountability Report.
     Several groups within Risk Management, independent of the originating businesses, contribute to our management of risk. Following a realignment of risk management during the first quarter, there are four groups which are as follows:
•	Capital Markets Risk Management - provides independent oversight of policies, procedures and standards concerning the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.
•	Retail Markets Risk Management - oversees the management of credit and fraud risk in the credit card, residential mortgages and retail lending portfolios, including the optimization of lending profitability.
•	Wholesale Credit & Investment Risk Management - oversees the management of credit risk in CIBC’s risk-rated credits through the global management of adjudication of small business, commercial and wholesale credit risks, as well as management of the special loans and investments portfolios.
•	Risk Services - responsible for a range of activities, including: strategic risk analytics; credit portfolio management; regulatory capital; economic capital; credit risk analytics; risk rating methodology; corporate and operational risk management; and vetting and validating of models and parameters.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit risk management unit that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Risk Management Committee (RMC) for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to maximize recoveries.
Credit risk limits
Credit limits are established for business and government loans for the purposes of portfolio diversification and managing concentration. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges or structured transactions are used to reduce concentrations.
Credit risk mitigation
Our credit risk management policies include requirements relating to collateral valuation and management, including verification requirements and legal certainty. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral are cash or securities for securities lending and reverse repurchase transactions; charges over inventory, receivables and real properties for lending to commercial borrowers; mortgages over residential real properties for retail lending; and operating assets for corporate and small business borrowers.
     We obtain third-party guarantees and insurance to reduce the risk in our lending portfolios. The most material of these guarantees relates to that part of our residential mortgage portfolio that is guaranteed by CMHC, a Government of Canada owned corporation, or other investment grade counterparties.
     We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
     We limit the credit risk of derivatives traded over-the-counter through the use of multi-product derivative master netting agreements and collateral.
Exposure to credit risk
Our gross credit exposure measured as exposure at default (EAD) for on- and off-balance sheet financial instruments was $457.7 billion as at July 31, 2009 (October 31, 2008: $458.7 billion). Overall exposure was relatively unchanged, but a large increase in drawn sovereign exposures was offset by decreases across most other categories. The increase in drawn exposure since October 2008 in the

32	CIBC Third Quarter 2009

sovereign category is largely increased exposure to Canadian and U.S. governments and their agencies.
Gross exposure at default, before credit risk mitigation

	2009	2008
$ millions, as at	Jul. 31	Oct. 31

Business and government portfolios-AIRB approach (1)
Drawn	$105,176	$83,686
Undrawn commitments	21,926	21,309
Repo-style transactions	80,611	82,975
Other off-balance sheet	33,384	41,163
OTC derivatives	16,536	18,763

	$257,633	$247,896

Retail Portfolios-AIRB approach (1)

Drawn	$123,609	$128,648
Undrawn commitments	45,730	44,003
Other off-balance sheet	328	105

	$169,667	$172,756

Standardized portfolios	$12,770	$14,714
Securitization exposures	17,601	23,356

	$457,671	$458,722

(1)	Advanced internal ratings based (AIRB) approach.
Included in the business and government portfolios-AIRB approach is EAD of $2.6 billion in the probability of default band considered watch list as at July 31, 2009 (October 31, 2008: $1.7 billion).
     The increase in watch list exposures in the current quarter was largely driven by the downgrade of certain customers in our ELF run-off portfolio. The majority of watch list exposures are from the financial services sector, including financial guarantor exposures discussed in more detail in our “Run-off businesses” section.
Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the 2008 consolidated financial statements.
     We establish a credit valuation adjustment for expected future credit losses from each of our derivative counterparties. As at July 31, 2009, the credit valuation adjustment for all derivative counterparties was $2.6 billion (October 31, 2008: $4.7 billion).
Rating profile of derivative MTM receivables (1)

	2009		2008
$ billions, as at	Jul. 31		Oct. 31

Standard & Poor’s rating equivalent
AAA to BBB-	$7.0	74.5%	$8.3	80.9%
BB+ to B-	1.2	13.1	1.2	11.5
CCC+ to CCC-	1.0	10.9	0.7	6.6
Below CCC-	0.1	1.5	—	0.2
Unrated	—	—	0.1	0.8

Total	$9.3	100.0%	$10.3	100.0%

(1)	MTM value of the derivative contracts after credit valuation adjustments and derivative master netting agreements but before any collateral.
Impaired loans and allowance and provision for credit losses

	2009	2008
$ millions, as at	Jul. 31	Oct. 31

Gross impaired loans
Consumer	$738	$584
Business and government (1)	930	399

Total gross impaired loans	$1,668	$983

Allowance for credit losses
Consumer	$1,075	$888
Business and government (1)	824	558

Total allowance for credit losses	$1,899	$1,446

Comprises:
Specific allowance for loans (2)	$949	$631
General allowance for loans (2)	950	815

Total allowance for credit losses	$1,899	$1,446

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.

(2)	Excludes specific and general allowance for letters of credit and undrawn credit facilities of $1 million and $80 million respectively (October 31, 2008: nil and $77 million).
     Gross impaired loans were up $685 million or 70% from October 31, 2008. Consumer gross impaired loans were up $154 million or 26%, largely attributed to increased new classifications in residential mortgages and personal lending in Canada. The majority of the increase occurred in the third quarter and was largely attributed to our ELF run-off portfolio, as well as deterioration in our U.S. real estate exposure.
     The allowance for credit losses was up $453 million or 31% from October 31, 2008. Specific allowance was up $318 million or 50%, primarily due to credit cards, publishing and broadcasting, real estate, and construction sectors. General allowance was up $135 million or 17% due to credit cards and large corporate lending.
     For details on the provision for credit losses, see the “Financial performance review” section.

CIBC Third Quarter 2009	33

Market risk
Trading activities
The following table shows Value-at-Risk (VaR) by risk type for CIBC’s trading activities.
     The VaR for the three months ended July 31, 2009 disclosed in the table and backtesting chart below exclude our exposures in our run-off businesses as described on pages 10 to 17 of the MD&A. Due to volatile and illiquid markets, the quantification of risk for these positions is subject to a high degree of uncertainty. These positions are being managed down independent of our trading businesses.
     Total average risk was down 21% from the last quarter, primarily due to changes in our market risk exposure across trading books, and general improvement in market conditions, especially in credit markets.
     Actual realized market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
VaR by risk type — trading portfolio

	As at or for the three months ended								For the nine months ended
	2009 Jul. 31				2009 Apr. 30		2008 Jul. 31		2009 Jul. 31	2008 Jul. 31
$ millions	High	Low	As at	Average	As at	Average	As at	Average	Average	Average

Interest rate risk	$7.2	$1.7	$6.3	$3.9	$2.8	$3.3	$5.5	$8.1	$4.0	$7.7
Credit spread risk	1.4	0.6	0.7	0.9	1.2	1.3	5.9	5.1	1.4	7.6
Equity Risk	2.8	1.0	1.3	1.5	1.8	3.3	5.5	5.2	3.2	5.2
Foreign exchange risk	4.8	0.1	0.5	0.8	0.4	0.6	0.2	0.5	0.9	0.6
Commodity risk	1.2	0.5	0.5	0.7	0.6	0.8	0.7	0.7	0.7	0.8
Debt specific risk	5.2	1.2	1.2	2.6	5.1	3.9	6.9	7.6	2.9	8.7
Diversification effect (1)	n/m	n/m	(4.1)	(5.2)	(5.4)	(6.6)	(12.1)	(14.2)	(6.5)	(16.3)

Total risk	$7.0	$3.0	$6.4	$5.2	$6.5	$6.6	$12.6	$13.0	$6.6	$14.3

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading Revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
     Trading revenue (TEB)(1) was positive for 95% of the days in the quarter. Trading losses did not exceed VaR during the quarter. Average daily trading revenue (TEB)(1) was $3.9 million during the quarter.
     The trading revenue (TEB)(1) for the current quarter excludes a gain of $105 million related to changes in exposures and fair values of structured credit assets, as well as trading losses of $1.5 million related to loss from other positions in the run-off books.
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.

34	CIBC Third Quarter 2009

Non-trading activities
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     The following table shows the potential impact over the next 12 months of an immediate 100 basis point increase or decrease in interest rates, adjusted for estimated prepayments as well as adjusted to accommodate the downward shock in the current interest rate environment.
Interest rate sensitivity — non-trading (after-tax)

	2009			2009			2008
	Jul. 31			Apr. 30			Jul. 31
$ millions, as at	$	US$	Other	$	US$	Other	$	US$	Other

100 basis points increase in interest rates
Net income	$132	$(9)	$8	$158	$(17)	$6	$42	$5	$3

Change in present value of shareholders’ equity	193	(16)	(5)	203	(47)	3	151	17	42

100 basis points decrease in interest rates
Net income	$17	$8	$(9)	$(11)	$2	$(5)	$(89)	$(5)	$(3)

Change in present value of shareholders’ equity	(195)	16	5	(160)	26	1	(218)	(18)	(41)

Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     We obtain funding through both wholesale and retail sources. Core personal deposits remain a primary source of retail funding. As at July 31, 2009, Canadian dollar deposits from individuals totalled $98.5 billion (October 31, 2008: $90.5 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding within prudential limits across a range of maturities, asset securitization initiatives, adequate capitalization, and segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     New facilities introduced in 2008 by various governments and global central banks including the Bank of Canada and the Federal Reserve Bank provide liquidity to financial systems. These exceptional liquidity initiatives include expansion of eligible types of collateral, provision of term liquidity through Purchase and Resale Agreement facilities, and the pooling and sale to CMHC of National Housing Act mortgage-backed securities which are composed of insured residential mortgage pools. From time to time, we utilize these term funding facilities, pledging a combination of private and public sector assets against these obligations.
     Balance sheet liquid assets are summarized in the following table:

	2009	2008
$ billions, as at	Jul. 31	Oct. 31

Cash	$1.3	$1.1
Deposits with banks	5.6	7.9
Securities issued by Canadian Governments (1)	22.0	5.5
Mortgage backed securities (1)	21.3	20.7
Other securities (2)	27.9	39.6
Securities borrowed or purchased under resale agreements	31.0	35.6

	$109.1	$110.4

(1)	These represent securities with residual term to contractual maturity of more than one year.

(2)	Comprises AFS securities and securities designated at fair value (FVO) with residual term to contractual maturity within one year and trading securities.
     In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at July 31, 2009 totalled $46.6 billion (October 31, 2008: $44.6 billion).
     Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. During the current quarter, DBRS Limited (DBRS) downgraded preferred share and Innovative Tier 1 note

CIBC Third Quarter 2009	35

ratings for all Canadian banks, including CIBC, after a review period following a methodology change. Our rating outlook at DBRS remains negative. Also during the quarter, S&P revised its outlook from negative to stable, and affirmed our long- and short-term ratings.
     Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
     Details of our contractual obligations are provided on pages 81 to 82 of the 2008 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Operational risk
In December 2008, we received formal acceptance of the Advanced Measurement Approach for operational risk from OSFI.
Other risks
We also have policies and processes to measure, monitor and control other risks, including reputation and legal, regulatory, strategic, and environmental risks.
     For additional details, see pages 82 to 83 of the 2008 Annual Accountability Report.

36	CIBC Third Quarter 2009

ACCOUNTING AND CONTROL MATTERS
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2008 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 84 to 88 of the 2008 Annual Accountability Report.
Valuation of financial instruments
The table below presents the valuation methods used to determine the sources of fair value of those financial instruments which are held at fair value on the consolidated balance sheet and the percentage of each category of financial instruments which are fair valued using these valuation techniques:

		Valuation	Valuation
		technique -	technique -
	Quoted	market	non-market
	market	observable	observable
As at July 31, 2009	price	inputs	inputs

Assets
Trading securities	64%	25%	11%
AFS securities	83	14	3
FVO financial instruments	6	93	1
Derivative instruments	2	87	11

Liabilities
Obligations related to securities sold short	78%	22%	—%
FVO financial instruments	—	90	10
Derivative instruments	2	78	20

		Valuation	Valuation
		technique -	technique -
	Quoted	market	non-market
	market	observable	observable
As at October 31, 2008	price	inputs	inputs

Assets
Trading securities	87%	10%	3%
AFS securities	54	39	7
FVO financial instruments	3	96	1
Derivative instruments	4	82	14

Liabilities
Obligations related to securities sold short	74%	26%	—%
FVO financial instruments	—	88	12
Derivative instruments	4	73	23

The following table below presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on non-market observable inputs, for the total bank and the structured credit business:

	Structured credit	Total	Total
$ millions, as at July 31, 2009	run-off business	CIBC	CIBC

Assets
Trading securities	$1,139	$1,505	11%
AFS securities	20	1,300	3
FVO financial instruments	200	207	1
Derivative instruments	2,771	3,072	11

Liabilities
FVO financial instruments	$675	675	10%
Derivative instruments	5,257	6,243	20

     We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     The following table summarizes our valuation adjustments:

	2009	2008
$ millions, as at	Jul. 31	Oct. 31

Trading securities
Market risk	$12	$43
Derivatives
Market risk	106	223
Credit risk	2,572	4,672
Administration costs	34	30
Other	2	6

	$2,726	$4,974

     Much of our structured credit run-off business requires the application of valuation techniques using non-market observable inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-market observable), are primarily used for the valuation of these positions.
     We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     Our CVA is driven off market observed credit spreads for each counterparty, or a proxy for a comparable credit quality where no observed credit spreads exist, or where observed credit spreads are considered not to be representative of an active market. These credit spreads are applied in relation to the weighted average life of the underlying instruments protected by these counterparties, while considering the probabilities of default derived from these spreads. Furthermore our approach takes into account the correlation between the performance of the underlying assets and the counterparties.

CIBC Third Quarter 2009	37

     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss for the quarter of approximately $34 million in our unhedged USRMM portfolio and $62 million in our non-USRMM portfolio, excluding unhedged HTM positions and before the impact of the Cerberus transaction.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions other than those classified as HTM and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss for the quarter of approximately $38 million before the impact of the Cerberus protection. The fair value of the Cerberus protection is expected to reasonably offset any changes in fair value of protected USRMM positions.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss for the quarter of approximately $187 million.
     The net gain recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring unobservable market parameters, for the quarter ended July 31, 2009 was $607 million ($69 million of net loss for the nine months ended July 31, 2009).
Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant.
     We have policies that set standards governing the independent verification of prices of traded instruments at a minimum on a monthly basis. Where lack of adequate price discovery in the market results in a non-compliance for a particular position, management is required to assess the need for an appropriate valuation adjustment to address such valuation uncertainties.
Reclassification of financial assets
In October 2008, certain trading financial assets, for which there was no active market and which management intends to hold to maturity or for the foreseeable future, were reclassified as HTM and AFS respectively, with effect from August 1, 2008 at fair value as at that date. In the first quarter, we also reclassified $144 million of trading financial assets to AFS.
     If the above reclassifications had not been made, income during the quarter, related to the securities reclassified to HTM and AFS securities would have been higher by $512 million and higher by $3 million respectively (higher by $113 million and $14 million, on HTM and AFS securities respectively, for the nine months ended July 31, 2009).
Accounting Developments
Financial Instruments
On July 29, 2009, the Accounting Standards Board of the CICA (AcSB) amended Section 3855, Financial Instruments-Recognition and Measurement for interim and annual financial statements relating to fiscal years beginning on or after November 1, 2008.
     The revised standard expands the definition of Loans and Receivables to include debt securities not quoted in an active market (but excludes loans and debt securities which are traded or held for sale). The standard also amends the impairment model for HTM financial assets such that charges to income for other than temporary impairment are recognized for credit losses only rather than on the basis of a write-down to fair value. We are assessing the impact of the standard and will implement in the fourth quarter of 2009.
     In June 2009, the AcSB issued amendments to CICA 3862 “Financial Instruments — Disclosures” in order to conform with changes made to IFRS 7 — Financial Instruments: Disclosures” by the IASB. The revised Section 3862 expands disclosures pertaining to the fair value measurements of financial instruments and the management of liquidity risk. We will implement the amended CICA 3862 in the fourth quarter.
Intangibles
Effective November 1, 2008, we adopted CICA 3064, “Goodwill and Intangible Assets”, which replaced CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. The new standard establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we have retroactively reclassified intangible assets relating to application software with net book value of $374 million as at January 31, 2009 (October 31, 2008: $385 million) from Land, Buildings and Equipment to Software and Other Intangible Assets on our consolidated balance sheet.

38	CIBC Third Quarter 2009

Transition to International Financial Reporting Standards (IFRS)
In February 2008, the AcSB affirmed its intention to replace Canadian GAAP with IFRS. CIBC will adopt IFRS commencing November 1, 2011 with comparatives for the year commencing November 1, 2010.
     CIBC’s IFRS transition project is in progress with a formal governance structure and transition plan in place. At this point it remains too early to comment on the anticipated financial impact to the balance sheet and ongoing results of operation resulting from the transition to IFRS as changes to the accounting standards are expected prior to transition.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2009, of CIBC’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2009, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC Third Quarter 2009	39

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Contents

41	Consolidated balance sheet
42	Consolidated statement of operations
43	Consolidated statement of changes in shareholders’ equity
44	Consolidated statement of comprehensive income (loss)
45	Consolidated statement of cash flows
46	Notes to the interim consolidated financial statements

46	Note 1	—	Changes in accounting policies
46	Note 2	—	Fair value of financial instruments
47	Note 3	—	Securities
48	Note 4	—	Loans
48	Note 5	—	Securitizations and variable interest entities
50	Note 6	—	Subordinated indebtedness
50	Note 7	—	Share capital
51	Note 8	—	Capital trust securities
52	Note 9	—	Financial guarantors
52	Note 10	—	Income taxes
52	Note 11	—	Employee compensation and benefits
53	Note 12	—	Earnings per share (EPS)
53	Note 13	—	Guarantees
54	Note 14	—	Segmented information

40	CIBC Third Quarter 2009

CONSOLIDATED BALANCE SHEET

	2009	2008
Unaudited, $ millions, as at	Jul. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,852	$1,558

Interest-bearing deposits with banks	5,043	7,401

Securities (Note 3)
Trading	14,391	37,244
Available-for-sale (AFS)	39,672	13,302
Designated at fair value (FVO)	23,509	21,861
Held-to-maturity (HTM)	6,405	6,764

	83,977	79,171

Securities borrowed or purchased under resale agreements	31,029	35,596

Loans
Residential mortgages	83,550	90,695
Personal	33,471	32,124
Credit card	11,134	10,829
Business and government	30,855	39,273
Allowance for credit losses (Note 4)	(1,899)	(1,446)

	157,111	171,475

Other
Derivative instruments	28,357	28,644
Customers’ liability under acceptances	8,929	8,848
Land, buildings and equipment	1,580	1,623
Goodwill	1,992	2,100
Software and other intangible assets	650	812
Other assets (Note 10)	15,397	16,702

	56,905	58,729

	$335,917	$353,930

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$106,274	$99,477
Business and government (Note 8)	101,254	117,772
Bank	6,699	15,703

	214,227	232,952

Other
Derivative instruments	31,455	32,742
Acceptances	8,930	8,848
Obligations related to securities sold short	6,175	6,924
Obligations related to securities lent or sold under repurchase agreements	41,015	38,023
Other liabilities	13,834	13,167

	101,409	99,704

Subordinated indebtedness (Note 6)	5,691	6,658

Preferred share liabilities	600	600

Non-controlling interests	170	185

Shareholders’ equity
Preferred shares (Note 7)	3,156	2,631
Common shares (Note 7)	6,161	6,062
Treasury shares	1	1
Contributed surplus	101	96
Retained earnings	4,886	5,483
Accumulated other comprehensive (loss) (AOCI)	(485)	(442)

	13,820	13,831

	$335,917	$353,930

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Third Quarter 2009	41

CONSOLIDATED STATEMENT OF OPERATIONS

		For the three months ended			For the nine months ended
		2009	2009	2008	2009	2008
Unaudited, $ millions		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Interest income
Loans		$1,712	$1,637	$2,212	$5,257	$7,104
Securities borrowed or purchased under resale agreements		36	86	326	293	1,274
Securities		419	480	671	1,561	2,032
Deposits with banks		5	18	104	77	526

		2,172	2,221	3,313	7,188	10,936

Interest expense
Deposits		618	694	1,483	2,352	5,438
Other liabilities		131	194	430	675	1,445
Subordinated indebtedness		47	52	66	163	200
Preferred share liabilities		7	8	7	23	23

		803	948	1,986	3,213	7,106

Net interest income		1,369	1,273	1,327	3,975	3,830

Non-interest income
Underwriting and advisory fees		132	112	68	346	332
Deposit and payment fees		199	188	197	580	583
Credit fees		87	72	58	219	174
Card fees		80	85	81	260	225
Investment management and custodial fees		103	96	129	307	396
Mutual fund fees		166	158	208	483	624
Insurance fees, net of claims		69	60	62	195	183
Commissions on securities transactions		122	106	134	348	437
Trading revenue (Note 9)		328	(440)	(794)	(832)	(6,322)
AFS securities gains (losses), net		25	60	68	233	31
FVO revenue		25	53	(39)	122	(86)
Income from securitized assets		113	137	161	369	451
Foreign exchange other than trading		73	243	88	433	223
Other		(34)	(42)	157	2	429

		1,488	888	578	3,065	(2,320)

Total revenue		2,857	2,161	1,905	7,040	1,510

Provision for credit losses (Note 4)		547	394	203	1,225	551

Non-interest expenses
Employee compensation and benefits (Note 11)		901	891	942	2,724	2,869
Occupancy costs		151	155	148	440	435
Computer, software and office equipment		263	251	270	759	797
Communications		74	76	67	218	213
Advertising and business development		35	45	51	127	162
Professional fees		53	42	58	135	170
Business and capital taxes		29	30	29	89	89
Other		193	149	160	499	539

		1,699	1,639	1,725	4,991	5,274

Income (loss) before income taxes and non-controlling interests		611	128	(23)	824	(4,315)
Income tax expense (benefit)		172	174	(101)	279	(1,834)

		439	(46)	78	545	(2,481)
Non-controlling interests		5	5	7	15	15

Net income (loss)		$434	$(51)	$71	$530	$(2,496)

Earnings (loss) per share (in dollars) (Note 12)	-Basic	$1.02	$(0.24)	$0.11	$1.08	$(7.05)
	-Diluted	$1.02	$(0.24)	$0.11	$1.08	$(7.05)
Dividends per common share (in dollars)		$0.87	$0.87	$0.87	$2.61	$2.61

The accompanying notes are an integral part of these consolidated financial statements.

42	CIBC Third Quarter 2009

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the nine months ended
	2009	2009	2008	2009		2008
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31		Jul. 31

Preferred shares
Balance at beginning of period	$3,156	$2,631	$2,331	$2,631		$2,331
Issue of preferred shares	—	525	—	525		—

Balance at end of period	$3,156	$3,156	$2,331	$3,156		$2,331

Common shares
Balance at beginning of period	$6,090	$6,074	$6,056	$6,062		$3,133
Issue of common shares	71	16	4	99		2,960
Issuance costs, net of related income taxes	—	—	—	—		(33)

Balance at end of period	$6,161	$6,090	$6,060	$6,161		$6,060

Treasury shares
Balance at beginning of period	$1	$—	$8	$1		$4
Purchases	(2,340)	(2,059)	(2,109)	(6,354)		(7,215)
Sales	2,340	2,060	2,101	6,354		7,211

Balance at end of period	$1	$1	$—	$1		$—

Contributed surplus
Balance at beginning of period	$104	$100	$90	$96		$96
Stock option expense	3	3	2	10		7
Stock options exercised	(1)	—	—	(1)		(1)
Net premium (discount) on treasury shares	(1)	1	—	1		(11)
Other	(4)	—	(3)	(5)		(2)

Balance at end of period	$101	$104	$89	$101		$89

Retained earnings
Balance at beginning of period, as previously reported	$4,826	$5,257	$5,699	$5,483		$9,017
Adjustment for change in accounting policies	—	—	—	(6	) (1)	(66	) (2)

Balance at beginning of period, as restated	4,826	5,257	5,699	5,477		8,951
Net income (loss)	434	(51)	71	530		(2,496)
Dividends
Preferred	(44)	(39)	(30)	(119)		(90)
Common	(332)	(331)	(331)	(995)		(954)
Other	2	(10)	—	(7)		(2)

Balance at end of period	$4,886	$4,826	$5,409	$4,886		$5,409

AOCI, net of tax
Balance at beginning of period	$(360)	$(390)	$(807)	$(442)		$(1,092)
Other comprehensive income (OCI)	(125)	30	62	(43)		347

Balance at end of period	$(485)	$(360)	$(745)	$(485)		$(745)

Retained earnings and AOCI	$4,401	$4,466	$4,664	$4,401		$4,664

Shareholders’ equity at end of period	$13,820	$13,817	$13,144	$13,820		$13,144

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 11 for additional details.

(2)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract 46, “Leveraged Leases”.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Third Quarter 2009	43

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended			For the nine months ended
	2009	2009	2008	2009	2008
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net income (loss)	$434	$(51)	$71	$530	$(2,496)

OCI, net of tax
Foreign currency translation adjustments
Net (losses) gains on investment in self-sustaining foreign operations	(513)	109	260	(378)	1,235
Net gains (losses) on hedges of foreign currency translation adjustments	383	(128)	(203)	258	(924)

	(130)	(19)	57	(120)	311

Net change in AFS securities
Net unrealized gains on AFS securities	28	168	8	283	70
Transfer of net (gains) losses to net income	(18)	(119)	(5)	(199)	36

	10	49	3	84	106

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(8)	(1)	—	(13)	(41)
Net losses (gains) on derivatives designated as cash flow hedges transferred to net income	3	1	2	6	(29)

	(5)	—	2	(7)	(70)

Total OCI	(125)	30	62	(43)	347

Comprehensive income (loss)	$309	$(21)	$133	$487	$(2,149)

INCOME TAX (EXPENSE) BENEFIT ALLOCATED TO EACH COMPONENT OF OCI

	For the three months ended			For the nine months ended
	2009	2009	2008	2009	2008
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$34	$10	$(1)	$37	$(4)
Changes on hedges of foreign currency translation adjustments	(119)	117	92	(17)	425
Net change in AFS securities
Net unrealized losses (gains) on AFS securities	41	(102)	(4)	(117)	(39)
Transfer of net gains (losses) to net income	8	55	3	93	(45)
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	3	1	—	7	21
Changes on derivatives designated as cash flow hedges transferred to net income	(2)	(1)	(2)	(4)	14

	$(35)	$80	$88	$(1)	$372

The accompanying notes are an integral part of these consolidated financial statements.

44	CIBC Third Quarter 2009

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the nine months ended
	2009	2009	2008	2009	2008
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Cash flows provided by (used in) operating activities
Net income (loss)	$434	$(51)	$71	$530	$(2,496)
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	547	394	203	1,225	551
Amortization (1)	98	100	61	301	184
Stock-based compensation	13	—	(3)	10	(20)
Future income taxes	78	(98)	(235)	(150)	(1,053)
AFS securities (gains) losses, net	(25)	(60)	(68)	(233)	(31)
Losses (gains) on disposal of land, buildings and equipment	1	3	—	3	(1)
Other non-cash items, net	(36)	(131)	(54)	(175)	(1)
Changes in operating assets and liabilities
Accrued interest receivable	109	95	121	338	257
Accrued interest payable	(47)	(40)	(158)	(179)	(275)
Amounts receivable on derivative contracts	5,594	136	517	534	1,101
Amounts payable on derivative contracts	(6,251)	(1,062)	(1,280)	(1,968)	(2,316)
Net change in trading securities	(914)	2,880	12,701	22,997 (2)	16,584
Net change in FVO securities	5,843	(7,554)	(6,794)	(1,648)	(12,088)
Net change in other FVO financial instruments	(4,598)	3,263	2,128	2,748	1,464
Current income taxes	705	1,499	133	2,291	(1,735)
Other, net	2,084	(3,029)	1,295	(1,181)	(2,266)

	3,635	(3,655)	8,638	25,443	(2,141)

Cash flows (used in) provided by financing activities
Deposits, net of withdrawals	(2,542)	(7,151)	(10,995)	(18,997)	(3,794)
Obligations related to securities sold short	(1,587)	818	(2,455)	(1,823)	(4,883)
Net obligations related to securities lent or sold under repurchase agreements	6,326	(3,452)	122	2,992	(2,292)
(Redemption/repurchase) / issuance of subordinated indebtedness	(818)	(77)	1,150	(895)	1,150
Issue of preferred shares	—	525	—	525	(339)
Issue of common shares, net	71	16	4	99	2,927
Net proceeds from treasury shares (purchased) sold	—	1	(8)	—	(4)
Dividends	(376)	(370)	(361)	(1,114)	(1,044)
Other, net	(133)	617	(949)	571	(1,171)

	941	(9,073)	(13,492)	(18,642)	(9,450)

Cash flows (used in) provided by investing activities
Interest-bearing deposits with banks	1,190	2,076	1,050	2,358	1,390
Loans, net of repayments	(8,567)	4,661	(2,801)	(5,693)	(9,542)
Proceeds from securitizations	3,834	6,525	3,145	17,969	6,328
Purchase of AFS/HTM securities	(20,515)	(22,849)	(6,248)	(72,089)	(11,458)
Proceeds from sale of AFS securities	7,789	8,215	1,073	21,165	8,887
Proceeds from maturity of AFS securities	9,918	14,376	1,409	25,449	7,638
Net securities borrowed or purchased under resale agreements	1,645	579	7,657	4,567	8,507
Purchase of land, buildings and equipment	(40)	(108)	(32)	(183)	(96)

	(4,746)	13,475	5,253	(6,457)	11,654

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(46)	(12)	5	(50)	26

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(216)	735	404	294	89
Cash and non-interest-bearing deposits with banks at beginning of period	2,068	1,333	1,142	1,558	1,457

Cash and non-interest-bearing deposits with banks at end of period	$1,852	$2,068	$1,546	$1,852	$1,546

Cash interest paid	$850	$988	$2,144	$3,392	$7,381
Cash income taxes (recovered) paid	$(610)	$(1,227)	$2	$(1,862)	$955

(1)	Includes amortization of buildings, furniture, equipment leasehold improvements, software and other intangible assets.

(2)	Includes securities initially bought as trading securities and subsequently reclassified to HTM and AFS securities.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Third Quarter 2009	45

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2008, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2008, as set out on pages 94 to 155 of the 2008 Annual Accountability Report.
1. Changes in accounting policies
Intangible assets
Effective November 1, 2008, we adopted Canadian Institute of Chartered Accountants (CICA) handbook section 3064, “Goodwill and Intangible Assets”, which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. The new standard establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we have retroactively reclassified intangible assets relating to application software with net book value of $374 million as at January 31, 2009 (October 31, 2008: $385 million) from “Land, buildings and equipment” to “Software and other intangible assets” on our consolidated balance sheet.
Financial instruments
On July 29, 2009, the Accounting Standards Board of the CICA (AcSB) amended Section 3855, Financial Instruments-Recognition and Measurement for interim and annual financial statements relating to fiscal years beginning on or after November 1, 2008.
     The revised standard expands the definition of Loans and Receivables to include debt securities not quoted in an active market (but excludes loans and debt securities which are traded or held for sale). The standard also amends the impairment model for HTM financial assets such that charges to income for other than temporary impairment are recognized for credit losses only rather than on the basis of a write-down to fair value. We are assessing the impact of the standard and will implement in the fourth quarter of 2009.
2. Fair value of financial instruments
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2008 consolidated financial statements.
Methodology and sensitivity
Valuation techniques using non-market observable inputs are used for a number of financial instruments including our U.S. residential mortgage market (USRMM) and certain non-USRMM positions. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-market observable), are primarily used for the valuation of these positions.
     We also consider whether a credit valuation adjustment (CVA) is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     Our CVA are driven off market observed credit spreads for each counterparty, or a proxy for a comparable credit quality where no observed credit spreads exist, or where observed credit spreads are considered not to be representative of an active market.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in mark-to-market, generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $34 million for the quarter ended July 31, 2009 in our unhedged USRMM portfolio and $62 million for the quarter ended July 31, 2009 in our non-USRMM portfolio, excluding unhedged HTM positions and before the impact of the transaction with Cerberus Capital Management LP (Cerberus).
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions other than those classified as HTM and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $38 million for the quarter ended July 31, 2009 before the impact of the Cerberus protection. The fair value of the Cerberus protection is expected to reasonably offset any changes in the fair value of protected USRMM positions.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss

46	CIBC Third Quarter 2009

of approximately $187 million for the quarter ended July 31, 2009.
     The net gain recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring unobservable market parameters, for the quarter ended July 31, 2009 was $607 million ($69 million of net loss for the nine months ended July 31, 2009).
Fair value option
Financial instruments designated at fair value are those that (i) would otherwise be recognized in income at amortized cost, causing significant measurement inconsistencies with hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
     The fair values of the FVO designated assets and liabilities (excluding hedges) were $23,736 million and $6,861 million respectively as at July 31, 2009 ($22,867 million and $6,388 million as at October 31, 2008). The FVO designated items and related hedges resulted in net income of $91 million for the quarter ended July 31, 2009 ($307 million for the nine months ended July 31, 2009).
     The impact of changes in credit spreads on FVO designated loans was a gross gain of $26 million for the quarter ended July 31, 2009 (a gross loss of $42 million for the nine months ended July 31, 2009), and a $14 million gain for the quarter ended July 31, 2009 ($2 million loss for the nine months ended July 31, 2009) net of credit hedges.
     The impact of CIBC’s credit risk on outstanding FVO designated liabilities was a $4 million loss for the quarter ended July 31, 2009 ($7 million loss for the nine months ended July 31, 2009).
3. Securities
Reclassification of financial instruments
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3862 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to HTM and AFS in rare circumstances. In the current quarter, we have not reclassified any securities.
The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified to date:

	2009		2008
$ millions, as at	Jul. 31		Oct. 31
	Previously
	Reclassified
	Fair	Carrying	Fair	Carrying
	value	value	value	value

Trading assets reclassified to HTM	$5,616	$6,132	$6,135	$6,764
Trading assets reclassified to AFS	929	929	1,078	1,078

Total financial assets reclassified	$6,545	$7,061	$7,213	$7,842

	For the three		For the nine
	months ended		months ended
	2009	2009	2009
$ millions	Jul. 31	Apr. 30	Jul. 31

Income (loss) recognized on securities reclassified
Gross income recognized in income statement	$50	$71	$245
Impairment write-downs	(23)	(55)	(78)
Funding related interest expenses	(40)	(36)	(120)

Net (loss) income recognized, before taxes	(13)	(20)	47

Impact if reclassification had not been made
On trading assets reclassified to HTM	(512)	77	(113)
On trading assets reclassified to AFS	(3)	(37)	(14)

(Increase) reduction in income, before taxes	$(515)	$40	$(127)

CIBC Third Quarter 2009	47

4. Loans
Allowance for credit losses

			For the three months ended			For the nine months ended
			2009	2009	2008	2009	2008
			Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
	Specific	General	Total	Total	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$780	$988	$1,768	$1,627	$1,468	$1,523	$1,443
Provision for credit losses	505	42	547	394	203	1,225	551
Write-offs	(336)	—	(336)	(269)	(211)	(833)	(600)
Recoveries	29	—	29	22	27	95	84
Other	(28)	—	(28)	(6)	(3)	(30)	6

Balance at end of period	$950	$1,030	$1,980	$1,768	$1,484	$1,980	$1,484

Comprises:
Loans	$949	$950	$1,899	$1,693	$1,398	$1,899	$1,398
Undrawn credit facilities	—	80	80	75	86	$80	86
Letters of credit	1	—	1	—	—	1	—

Impaired loans

			2009			2008
$ millions, as at			Jul. 31			Oct. 31
	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$403	$35	$368	$287	$36	$251
Personal (1)	335	246	89	297	207	90
Credit card (1)	—	265	(265)	—	188	(188)
Business and government	930	403	527	399	200	199

Total impaired loans (2)	$1,668	$949	$719	$983	$631	$352

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

(2)	Average balance of gross impaired loans totalled $1,215 million (2008: $915 million).
5. Securitizations and variable interest entities
Securitizations
Residential mortgages
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities under the Canada Mortgage Bond Program and the more recent Government of Canada NHA MBS Auction process. We also securitize mortgage assets to a qualifying special purpose entity (QSPE) that holds Canadian mortgages. Total assets in the QSPE as at July 31, 2009 were $721 million (October 31, 2008: $634 million), of which $316 million (October 31, 2008: $171 million) represent insured prime mortgages and the remaining $405 million (October 31, 2008: $463 million) represent uninsured Near Prime/Alt A mortgages. We also hold another $97 million (October 31, 2008: $15 million) in inventory that is available for securitization. The Near Prime/Alt A mortgages do not meet traditional lending criteria in order to qualify for prime-based lending because of either limited credit history or specific isolated event driven credit issues, but otherwise have a strong credit profile with an average loss rate over the past five years of 27 bps and an average loan-to-value ratio of 75%.
     Upon sale of securitized assets, a net gain or loss is recognized in “Income from securitized assets”. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.

48	CIBC Third Quarter 2009

Cards
During the quarter, we securitized credit card receivables of $54 million to Cards II (the Trust), a QSPE, and purchased the same amount of a new series of enhancement notes issued by the Trust. The notes are subordinated to the existing outstanding Series 2005-1, Series 2005-2, Series 2005-3, Series 2005-4, Series 2006-1 and Series 2006-2 notes issued by the Trust.

	For the three months ended				For the nine months ended
	2009	2009	2009	2008	2009	2009	2008
$ millions	Jul. 31	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31	Jul. 31
	Residential		Residential	Residential	Residential		Residential
	Mortgages	Cards	Mortgages	Mortgages	Mortgages	Cards	Mortgages
Securitized	$114	$54	$14,405	$10,993	$22,383	$54	$19,964
Sold	3,786	54	6,567	3,164	17,954	54	6,373
Net cash proceeds	3,780	54	6,525	3,145	17,915	54	6,328
Retained interests	169	—	350	77	905	—	145
Gain (loss) on sale, net of transaction costs	40	(1)	47	34	81	(1)	57

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.6	0.20	3.6	3.2	3.5	0.20	3.5
Prepayment/payment rate	12.0 - 17.0	37.92	12.0 - 20.0	11.0 - 33.0	12.0 - 24.0	37.92	11.0 - 36.0
Discount rate	1.5 - 8.8	2.77	1.7 - 8.8	3.3 - 6.9	1.4 - 8.8	2.77	2.9 - 6.9
Expected credit losses	0.0 - 0.2	6.88	0.0 - 0.2	0.0 - 0.1	0.0 - 0.2	6.88	0.0 - 0.1

Variable interest entities (VIEs)
VIEs that are consolidated
As discussed in Note 6 to our 2008 consolidated financial statements, we were considered the primary beneficiary of certain VIEs and consolidated total assets and liabilities of approximately $1,353 million as at July 31, 2009 (October 31, 2008: $109 million).
     During the third quarter, we consolidated certain CDOs after determining that we are the primary beneficiary subsequent to a reconsideration event, upon restructuring of our protection from a financial guarantor. The consolidation of the CDOs resulted in $621 million of mortgages and asset-backed securities, $428 million of FVO deposits and related interest rate derivatives with a negative MTM of $193 million, being recognized in the consolidated balance sheet as at July 31, 2009.
     During the first and second quarters, we acquired all of the commercial paper issued by MACRO Trust, a CIBC-sponsored conduit. This resulted in the consolidation of the conduit with $111 million of dealer floorplan receivables, $372 million of auto leases, and other assets being recognized in the consolidated balance sheet as at July 31, 2009.
     The table below provides further details on the assets that support the obligations of the consolidated VIEs:

	2009	2008
$ millions, as at	Jul. 31	Oct. 31

Cash	$76	$—
Trading securities	621	34
AFS securities	76	60
Residential mortgages	97	15
Other assets	483	—

	$1,353	$109

VIEs in which we have a significant interest, but do not consolidate
As at July 31, 2009, we have significant interests in VIEs involved in the securitization of third party assets, where we are not considered the primary beneficiary and thus do not consolidate. We may provide these VIEs liquidity facilities, hold their notes, or act as counterparty to derivative contracts. These VIEs include several multi-seller conduits in Canada, which we sponsor, and CDOs for which we acted as structuring and placement agents.
     Securities issued by entities established by Canada Housing and Mortgage Corporation, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), and Student Loan Marketing Association (Sally Mae) are among our holdings that are not considered significant interests in the entities.
     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. As at July 31, 2009, our direct investment in commercial paper issued by our sponsored conduits was $453 million (October 31, 2008: $729 million). We were not considered to be the primary beneficiary of any of these conduits. At July 31, 2009, our maximum exposure to loss relating to CIBC sponsored conduits was $4.5 billion (October 31, 2008: $8.7 billion).

CIBC Third Quarter 2009	49

     Maximum exposure to loss are amounts net of hedges. The maximum exposure comprises the fair value for investments, the notional amounts for liquidity and credit facilities, the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets, and the positive fair value for all other derivative contracts with VIEs. Excluded hedged positions amount to $18.8 billion (October 31, 2008: $25.8 billion).

		2009		2008
$ billions, as at		Jul. 31		Oct. 31
		Maximum		Maximum
	Total	exposure	Total	exposure
	assets	to loss	assets	to loss

CIBC-sponsored conduits	$4.8	$4.5	$10.1	$8.7
CIBC structured CDO vehicles	0.9	—	1.1	—
Third-party structured vehicles	5.2	0.8	7.2	1.5

     In addition, in the second quarter CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion CIBC Tier 1 Notes — Series A, due June 30, 2108 and $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108 which qualifies as Tier 1 regulatory capital. The Trust is a VIE which is not consolidated as we are not considered the primary beneficiary. For additional details see Note 8.
6. Subordinated indebtedness
On June 1, 2009, we redeemed all $750 million of our 4.25% Debentures (subordinated indebtedness) due June 1, 2014, for their outstanding principal amount, plus unpaid interest accrued to the redemption date, in accordance with their terms.
7. Share capital
Common shares
During the first quarter, we issued 0.3 million new common shares for a total consideration of $12 million, pursuant to stock options plans.
     During the second quarter, we issued 0.4 million new common shares for a total consideration of $16 million, pursuant to stock options plans.
     During the third quarter, we issued 0.1 million new common shares for a total consideration of $6 million, pursuant to stock options plans. We also issued 1.0 million new common shares for a total consideration of $65 million, pursuant to the Shareholder Investment Plan.
Preferred shares
On February 4, 2009, we issued 13 million 6.5% non-cumulative Rate Reset Class A Preferred Shares, Series 35 with a par value of $25.00 each, for net proceeds of $319 million.
     On March 6, 2009, we issued 8 million 6.5% non-cumulative Rate Reset Class A Preferred Shares, Series 37 with a par value of $25.00 each, for net proceeds of $196 million.
Regulatory capital and ratios
Our capital ratios and assets-to-capital multiple are presented in the following table:

	2009		2008
$ millions, as at	Jul. 31		Oct. 31

Tier 1 capital	$13,845		$12,365
Total regulatory capital	19,020		18,129
Risk-weighted assets	115,426		117,946
Tier 1 capital ratio	12.0%		10.5%
Total capital ratio	16.5%		15.4%
Assets-to-capital multiple	16.2	x	17.9	x

50	CIBC Third Quarter 2009

8. Capital Trust Securities
On March 13, 2009, CIBC Capital Trust (the Trust), a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes — Series A, due June 30, 2108 and $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108 (collectively, the Notes). The proceeds were used by the Trust to purchase senior deposit notes from CIBC. The Trust is a VIE not consolidated by CIBC; the Notes issued by the Trust are therefore not reported on the consolidated balance sheet. The senior deposit notes issued to the Trust are reported as deposits — business and government in the consolidated balance sheet.
     The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in perpetual preferred shares of CIBC. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.
     In addition, the Notes will be automatically exchanged for perpetual preferred shares of CIBC upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) the Office of the Superintendent of Financial Institutions (OSFI) takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total Capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.
     CIBC Tier 1 Notes — Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series A will reset to the 5-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes — Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series B will reset to the 5-year Government of Canada bond yield at such time plus 9.878%.
     According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. As at July 31, 2009, $1,598 million represents regulatory Tier 1 capital and is net of $2 million of Tier 1 Notes — Series B held for trading purposes.
     The table below presents the significant terms and conditions of the Notes as at July 31, 2009:

						2009
$ millions						Jul. 31
				Earliest redemption dates
				At greater of
				Canada Yield		Principal
Issue	Issue Date	Interest payment dates	Yield	Price (1) and par	At Par	Amount

CIBC Capital Trust
$1,300 Tier 1 Notes — Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300
$300 Tier 1 Notes — Series B	March 13, 2009	June 30, December 31	10.25%	June 30, 2014	June 30, 2039	$300

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes — Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is anytime on or after June 30, 2019, and (ii), for the CIBC Tier 1 Notes - Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.
     Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified above, and on any date thereafter, redeem the CIBC Tier 1 Notes Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes Series A or Series B prior to the earliest redemption date specified above without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

CIBC Third Quarter 2009	51

9. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the quarter, we recorded a net charge of $148 million ($1,441 million for the nine months ended July 31, 2009) on the hedging contracts provided by financial guarantors in trading revenue. Their related valuation adjustments were $2.5 billion as at July 31, 2009 (October 31, 2008: $4.6 billion). The fair value of derivative contracts with financial guarantors, net of valuation adjustments, was $1.8 billion as at July 31, 2009 (October 31, 2008: $2.3 billion).
     In July 2009, we commuted USRMM contracts with a financial guarantor for cash consideration of $207 million and securities valued at $34 million, for a total of $241 million. In addition, our non-USRMM contracts with this counterparty were transferred to a newly created and capitalized entity. This commutation and restructuring activity resulted in a reduction of the gross receivable by $2.4 billion and CVA by $2.3 billion, for a pre-tax gain of $163 million.
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.
10. Income taxes
Future income tax asset
As at July 31, 2009, our future income tax asset was $1,853 million (October 31, 2008: $1,822 million), net of a $61 million valuation allowance (October 31, 2008: $62 million). Included in the future income tax asset are $1,242 million as at July 31, 2009 (October 31, 2008: $1,260 million) related to Canadian non-capital loss carryforwards that expire in 20 years, $68 million as at July 31, 2009 (October 31, 2008: $75 million) related to Canadian capital loss carryforwards that have no expiry date, and $342 million as at July 31, 2009 (October 31, 2008: $296 million) related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Enron
On August 5, 2009 Canada Revenue Agency (CRA) issued draft reassessments proposing to disallow the deduction of the 2005 Enron settlement payments of approximately $3 billion. Once reassessed, we intend to commence legal proceedings to defend our tax filing position and we believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and refund interest thereon. Should we fail to defend our position in its entirety, additional tax expense of approximately $826 million plus interest thereon would be incurred.
11. Employee compensation and benefits
Share based compensation
The impact due to changes in CIBC’s share price in respect of cash-settled share based compensation under the Restricted Share Awards and Performance Share Units plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in employee compensation and benefits, within the consolidated statement of operations. During the quarter we recorded gains of $40 million (for the nine months ended July 31, 2009: $59 million) in the consolidated statement of operations and gains of $15 million (for the nine months ended July 31, 2009: $21 million) in other comprehensive income.

52	CIBC Third Quarter 2009

Employee future benefit expenses

	For the three months ended			For the nine months ended
	2009	2009	2008	2009	2008
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Defined benefit plans (1)

Pension benefit plans	$18	$20	$37	$58	$113
Other benefit plans	8	9	10	27	31

	$26	$29	$47	$85	$144

Defined contribution plans

CIBC’s pension plans	$3	$3	$2	$9	$10
Government pension plans (2)	18	18	19	56	63

	$21	$21	$21	$65	$73

(1)	Effective November 1, 2008, we elected to change our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31. This change aligns our measurement date with our fiscal year end and had no impact on our consolidated statement of operations for the quarter.

(2)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
12. Earnings / (loss) per share (EPS)

	For the three months ended			For the nine months ended
	2009	2009	2008	2009	2008
$ millions, except per share amounts	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Basic EPS
Net income (loss)	$434	$(51)	$71	$530	$(2,496)
Preferred share dividends and premiums	(44)	(39)	(30)	(119)	(90)

Net income (loss) applicable to common shares	$390	$(90)	$41	$411	$(2,586)

Weighted-average common shares outstanding (thousands)	381,584	381,410	380,877	381,300	366,686

Basic EPS	$1.02	$(0.24)	$0.11	$1.08	$(7.05)

Diluted EPS
Net income (loss) applicable to common shares	$390	$(90)	$41	$411	$(2,586)

Weighted-average common shares outstanding (thousands)	381,584	381,410	380,877	381,300	366,686
Add: stock options potentially exercisable (1) (thousands)	972	369	1,295	621	1,666

Weighted-average diluted common shares outstanding (2) (thousands)	382,556	381,779	382,172	381,921	368,352

Diluted EPS (3)	$1.02	$(0.24)	$0.11	$1.08	$(7.05)

(1)	Excludes average options outstanding of 2,269,430 with a weighted-average exercise price of $77.88; average options outstanding of 4,845,876 with a weighted-average exercise price of $64.67; and average options outstanding of 2,302,495 with a weighted-average exercise price of $78.44 for the three months ended July 31, 2009, April 30, 2009, and July 31, 2008, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares/preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS will be anti-dilutive; therefore basic and diluted EPS will be the same.
13. Guarantees

			2009			2008
$ millions, as at			Jul. 31			Oct. 31
	Maximum			Maximum
	potential		Carrying	potential		Carrying
	future payment	(1)	amount	future payment	(1)	amount

Securities lending with indemnification(2)	$28,513		$—	$36,152		$—
Standby and performance letters of credit	5,384		19	6,249		14
Credit derivatives
Written options	20,847		4,350	32,717		6,877
Swap contracts written protection	3,474		330	3,892		256
Other derivative written options	—	(3)	3,451	—	(3)	4,334
Other indemnification agreements	—	(3)	—	—	(3)	—

(1)	The total collateral available relating to these guarantees was $31.3 billion (October 31, 2008: $39.3 billion).

(2)	Comprises the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	See narrative on page 143 of the 2008 consolidated financial statements for further information.

CIBC Third Quarter 2009	53

14. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and Wholesale Banking. These business lines are supported by five functional groups -Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     During the quarter, we made certain modifications to our transfer pricing and treasury allocations methodologies to more appropriately reflect funding costs and observed client behaviour in our business lines in the current environment. The modifications resulted in an increase in the revenue of CIBC Retail Markets with a corresponding decrease in the revenue of Wholesale Banking and Corporate and Other. The modifications were applied prospectively and prior period information has not been restated. We have also included the provision for credit losses related to general allowance within Corporate and Other and prior period information has been restated to reflect this change.
     During the first quarter we moved the impact of securitization from CIBC Retail Markets to Corporate and Other with restatement of prior period information. In addition, we moved the sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other and prior period information was not restated.

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the three months ended		Markets	Banking	and Other	Total

Jul. 31, 2009	Net interest income (expense)	$1,455	$75	$(161)	$1,369
	Non-interest income (expense)	884	456	148	1,488

	Total revenue	2,339	531	(13)	2,857
	Provision for credit losses	423	129	(5)	547
	Amortization(2)	26	2	70	98
	Other non-interest expenses	1,298	256	47	1,601

	Income (loss) before income taxes and non-controlling interests	592	144	(125)	611
	Income tax expense (benefit)	171	58	(57)	172
	Non-controlling interests	5	—	—	5

	Net income (loss)	$416	$86	$(68)	$434

	Average assets (3)	$287,725	$80,759	$(27,823)	$340,661

Apr. 30, 2009	Net interest income (expense)	$1,232	$124	$(83)	$1,273
	Non-interest income (expense)	1,018	(365)	235	888
	Intersegment revenue(1)	1	—	(1)	—

	Total revenue	2,251	(241)	151	2,161
	Provision for credit losses	366	18	10	394
	Amortization(2)	31	1	68	100
	Other non-interest expenses	1,273	246	20	1,539

	Income (loss) before income taxes and non-controlling interests	581	(506)	53	128
	Income tax expense (benefit)	161	(152)	165	174
	Non-controlling interests	5	—	—	5

	Net income (loss)	$415	$(354)	$(112)	$(51)

	Average assets (3)	$286,748	$90,106	$(23,035)	$353,819

Jul. 31, 2008	Net interest income (expense)	$1,378	$(67)	$16	$1,327
	Non-interest income (expense)	992	(531)	117	578
	Intersegment revenue(1)	1	—	(1)	—

	Total revenue	2,371	(598)	132	1,905
	Provision for credit losses	224	11	(32)	203
	Amortization(2)	27	4	30	61
	Other non-interest expenses	1,350	262	52	1,664

	Income (loss) before income taxes and non-controlling interests	770	(875)	82	(23)
	Income tax expense (benefit)	198	(334)	35	(101)
	Non-controlling interests	7	—	—	7

	Net income (loss)	$565	$(541)	$47	$71

	Average assets (3)	$261,624	$97,452	$(15,680)	$343,396

54	CIBC Third Quarter 2009

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the nine months ended		Markets	Banking	and Other	Total

Jul. 31, 2009	Net interest income (expense)	$3,975	$277	$(277)	$3,975
	Non-interest income (expense)	3,026	(355)	394	3,065
	Intersegment revenue(1)	2	—	(2)	—

	Total revenue	7,003	(78)	115	7,040
	Provision for credit losses	1,105	136	(16)	1,225
	Amortization(2)	92	5	204	301
	Other non-interest expenses	3,841	767	82	4,690

	Income (loss) before income taxes and non-controlling interests	1,965	(986)	(155)	824
	Income tax expense (benefit)	552	(325)	52	279
	Non-controlling interests	15	—	—	15

	Net income (loss)	$1,398	$(661)	$(207)	$530

	Average assets (3)	$289,329	$89,421	$(24,165)	$354,585

Jul. 31, 2008	Net interest income (expense)	$4,152	$(214)	$(108)	$3,830
	Non-interest income (expense)	2,902	(5,507)	285	(2,320)
	Intersegment revenue(1)	4	—	(4)	—

	Total revenue	7,058	(5,721)	173	1,510
	Provision for credit losses	633	19	(101)	551
	Amortization(2)	83	12	89	184
	Other non-interest expenses	4,027	963	100	5,090

	Income (loss) before income taxes and non-controlling interests	2,315	(6,715)	85	(4,315)
	Income tax expense (benefit)	574	(2,388)	(20)	(1,834)
	Non-controlling interests	13	2	—	15

	Net income (loss)	$1,728	$(4,329)	$105	$(2,496)

	Average assets (3)	$259,639	$103,275	$(17,296)	$345,618

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and finite-lived intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(4)	Certain prior period information has been restated to conform to the presentation in the current quarter.

CIBC Third Quarter 2009	55

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-2088, fax 416-980-5028, or e-mail: john.ferren@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Wednesday, August 26, 2009 at 3:00 p.m. (ET). The call will be available in English (416-340-8010 in Toronto, or toll-free 1-866-540-8136 throughout the rest of North America) and French (514-868-2590 in Montreal, or toll-free 1-866-862-3907). A telephone replay of the conference call will be available in English and French until midnight (ET) September 9, 2009. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 3282169#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3282173#.
Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Wednesday, August 26, 2009 at 3:00 p.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll free at 1-800-387-0825, or fax 416-643-5501.
PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

May. 1/09	$ 53.30
Jun. 1/09	$ 54.59
Jul. 2/09	$ 58.17
Jul. 28/09		$ 62.75

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com

56	CIBC Third Quarter 2009